Exhibit 99.2
BARRICK INTERNATIONAL BANK CORP.
as Issuer
BARRICK (HMC) MINING COMPANY
As the initial Joint Obligor
BARRICK GOLD CORPORATION
as Parent Guarantor
AND
THE BANK OF NEW YORK
as Trustee

Indenture
Dated as of October 12, 2006

TABLE OF CONTENTS*

Note:	This table of contents shall not, for any purpose, be deemed to be a part of the Indenture.

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ARTICLE SEVEN
HOLDERS’ LISTS AND REPORTS BY TRUSTEE, ISSUERS AND PARENT GUARANTOR

SECTION 701. Disclosure of Names and Addresses of Holders	53
SECTION 702. Reports by the Parent Guarantor	53
SECTION 703. The Parent Guarantor to Furnish Trustee Names and Addresses of Holders	54

ARTICLE EIGHT
CONSOLIDATION, AMALGAMATION, MERGER, CONVEYANCE,
TRANSFER OR LEASE

SECTION 801. Issuer and Parent Guarantor May Amalgamate or Consolidate, etc., Only on Certain Terms	54
SECTION 802. Successor Person Substituted	55
SECTION 803. Securities to Be Secured in Certain Events	56

ARTICLE NINE
SUPPLEMENTAL INDENTURES

SECTION 901. Supplemental Indentures Without Consent of Holders	56
SECTION 902. Supplemental Indentures with Consent of Holders	57
SECTION 903. Execution of Supplemental Indentures	58
SECTION 904. Effect of Supplemental Indentures	59
SECTION 905. Reference in Securities to Supplemental Indentures	59
SECTION 906. Notice of Supplemental Indentures	59

ARTICLE TEN
COVENANTS

SECTION 1001. Payment of Principal, Premium, if any, and Interest	59
SECTION 1002. Maintenance of Office or Agency	59
SECTION 1003. Money for Securities Payments to Be Held in Trust	60
SECTION 1004. Statement as to Compliance	61
SECTION 1005. Additional Amounts	62
SECTION 1006. Payment of Taxes and Other Claims	64
SECTION 1007. Maintenance of Properties	64
SECTION 1008. Corporate Existence	64
SECTION 1009. Limitation on Liens	64
SECTION 1010. Waiver of Certain Covenants	65

ARTICLE ELEVEN
OBLIGATION TRANSFER AMOUNTS

SECTION 1101. Obligation Transfer Amounts	66
SECTION 1102. ABXFC Payment Obligation	66
SECTION 1103. BIBC’s Obligation to Notify ABXFC	67

ARTICLE TWELVE
JOINT OBLIGORS

SECTION 1201. Designation of Joint Obligors	67

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ARTICLE THIRTEEN
[INTENTIONALLY OMITTED]

ARTICLE FOURTEEN
DEFEASANCE AND COVENANT DEFEASANCE

SECTION 1401. Option to Effect Defeasance or Covenant Defeasance	68
SECTION 1402. Defeasance and Discharge	68
SECTION 1403. Covenant Defeasance	68
SECTION 1404. Conditions to Defeasance or Covenant Defeasance	69
SECTION 1405. Deposited Money and Government Obligations to Be Held in Trust; Other Miscellaneous Provisions	71
SECTION 1406. Reinstatement	71

ARTICLE FIFTEEN
GUARANTEE OF GUARANTEED SECURITIES

SECTION 1501. Guarantee	72
SECTION 1502. Execution and Delivery of Guarantees	73
SECTION 1503. Form of Guarantee	74
SECTION 1504. Notice to Trustee	76
SECTION 1505. This Article Not to Prevent Events of Default	76

ARTICLE SIXTEEN
MEETINGS OF HOLDERS OF SECURITIES

SECTION 1601. Purposes for Which Meetings May Be Called	76
SECTION 1602. Call, Notice and Place of Meetings	76
SECTION 1603. Persons Entitled to Vote at Meetings	77
SECTION 1604. Quorum; Action	77
SECTION 1605. Determination of Voting Rights; Conduct and Adjournment of Meetings	78
SECTION 1606. Counting Votes and Recording Action of Meetings	79

FORM OF SECURITY	EXHIBIT A

FORM OF SUPPLEMENTAL INDENTURE	EXHIBIT B

COPPER SWAP AGREEMENTS	APPENDIX A

SETTLEMENT DATE QUANTITIES	APPENDIX B

          INDENTURE, dated as of October 12, 2006, among BARRICK INTERNATIONAL BANK CORP., a corporation duly organized and existing under the laws of Barbados (the “BIBC”), BARRICK (HMC) MINING COMPANY, a corporation duly organized and existing under the laws of the state of Delaware (“BMC”), BARRICK GOLD CORPORATION, in its capacity as parent guarantor (the “Parent Guarantor”) and The Bank of New York, as trustee (the “Trustee”).
RECITALS
          BIBC has duly authorized the execution and delivery of this Indenture to provide for the issuance of $400,000,000 aggregate principal amount of 5.75% Series A Barrick Copper Notes due 2016 (the “Series A Barrick Notes”) and $600,000,000 aggregate principal amount of 6.35% Series B Barrick Copper Notes due 2036 (the “Series B Barrick Notes,” and together with the Series A Barrick Notes, the “Securities”).
          BMC has duly authorized the execution and delivery of this Indenture.
          The Parent Guarantor has duly authorized the execution and delivery of this Indenture, and the making of the guarantees pursuant to this Indenture (the “Guarantees”).
          All things necessary to make this Indenture a valid agreement of BIBC, BMC and the Parent Guarantor, in accordance with its terms, has been done.
          NOW, THEREFORE, THIS INDENTURE WITNESSETH:
          For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities, as follows:
ARTICLE ONE
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION
SECTION 101. Definitions.
          For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:
     (1) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;
     (2) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles, and, except as otherwise herein expressly provided, the term “generally accepted accounting principles” with respect to any computation required or permitted hereunder shall mean such accounting principles used in the Parent Guarantor’s annual financial statements contained in the Parent Guarantor’s annual report delivered to its shareholders in respect of the fiscal year immediately prior to the date of such computation; and

     (3) the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.
          Certain terms, used principally in Article Three, are defined in that Article.
          “ABXFC” means ABX Financing Company, a Cayman Islands exempted company incorporated with limited liability.
          “ABXFC Notes“means $400,000,000 aggregate principal amount of 5.75% Series A ABXFC Notes due 2016 and $600,000,000 aggregate principal amount of 6.35% Series B ABXFC Notes due 2036.
          “ABXFC Settlement Date Payment Amount” has the meaning specified in Section 1102.
          “Act”, when used with respect to any Holder, has the meaning specified in Section 104.
          “Additional Amounts” has the meaning specified in Section 1005.
          “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
          “Agent Members” has the meaning specified in Section 203.
          “Authenticating Agent” means any Person appointed by the Trustee to act on behalf of the Trustee pursuant to Section 611 to authenticate Securities.
          “Authorized Newspaper” means a newspaper, in the English language or in an official language of the country of publication, customarily published on each Business Day, whether or not published on Saturdays, Sundays or holidays, and of general circulation in each place in connection with which the term is used or in the financial community of each such place. Where successive publications are required to be made in Authorized Newspapers, the successive publications may be made in the same or in different newspapers in the same city meeting the foregoing requirements and in each case on any Business Day.
          “Bankruptcy Law” has the meaning specified in Section 501.
          “Bankruptcy Order” has the meaning specified in Section 501.
          “BIBC Settlement Date Payment Amount” has the meaning specified in Section 1101.

          “Board of Directors” means the board of directors of the Issuer or the Parent Guarantor, as the case may be, or any duly authorized committee of such board.
          “Board Resolution” means a copy of a resolution certified, in the case of the Parent Guarantor, by the Secretary or an Assistant Secretary of the Parent Guarantor, and in the case of the Issuer, by any two directors or two Persons authorized by such Issuer, to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.
          “Business Day”, when used with respect to any Place of Payment or any other particular location referred to in this Indenture or in the Securities, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment or other location are authorized or obligated by law or executive order to close.
          “Certificated Notes” has the meaning specified in Section 201.
          “Commission” means the U.S. Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.
          “Consolidated Net Tangible Assets” means, at a particular date, the aggregate amount of assets (less applicable reserves and other properly deductible items) shown on the most recent consolidated financial statements of the Parent Guarantor filed with or furnished to the Commission by the Parent Guarantor (or, in the event that the Parent Guarantor is not required by law or pursuant to this Indenture to file reports with the Commission, as set forth on the most recent consolidated financial statements provided to the Trustee) less (i) all current liabilities (excluding any portion constituting Funded Debt); (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles (excluding from intangibles, for greater certainty, mineral rights, interests in mineral properties, deferred mining, acquisition, exploration and stripping costs and deferred charges relating to hedging agreements); and (iii) appropriate adjustments on account of minority interests of other Persons holding shares of any of the Subsidiaries, all as set forth on the most recent balance sheet of the Parent Guarantor and its consolidated Subsidiaries filed with or furnished to the Commission by the Parent Guarantor (or, in the event that the Parent Guarantor is not required by law or pursuant to this Indenture to file reports with the Commission, as set forth on the most recent balance sheet provided to the Trustee) (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with the accounting principles used in the Parent Guarantor’s annual financial statements contained in the Parent Guarantor’s annual report delivered to its shareholders in respect of the fiscal year immediately prior to the date of such computation which, on the date of this Indenture, is U.S. GAAP; provided that in no event shall any amount be deducted in respect of unrealized mark-to-market adjustments (whether positive or negative and whether or not reflected in the Parent Guarantor’s consolidated financial statements) relating to hedging and other financial risk management activities of the Parent Guarantor or any of its Subsidiaries (including, without limitation, commodity, interest rate and foreign exchange trading and sales agreements).

          “Copper Swap Agreements” means the unsecured cash settled copper swap agreements among ABXFC and each of the Counterparties in relation to the Series A Barrick Notes and the unsecured cash settled copper swap agreements among ABXFC and each of the Counterparties in relation to the Series B Barrick Notes. Such copper swap agreements are attached hereto as Appendix A.
          “Corporate Trust Office” means the principal corporate trust office of the Trustee in the Borough of Manhattan, The City of New York, at which at any particular time its corporate trust business may be administered, which office on the date of execution of this Indenture is located at 4 New York Plaza, 15th Floor, New York, New York 10004 or, in the case of Holders in Ontario, Suite 1800, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario M5J 2J2.
          “corporation” includes corporations, associations, companies and business trusts, except that the term “corporation”, as used in the definition of “Subsidiary”, shall only include corporations.
          “covenant defeasance” has the meaning specified in Section 1403.
          “Counterparties” means UBS AG, London Branch and Morgan Stanley Capital Group Inc.
          “Currency” means any currency or currencies, composite currency or currency unit or currency units, including, without limitation, the Euro, issued by the government of one or more countries or by any recognized confederation or association of such governments.
          “Custodian” has the meaning specified in Section 501.
          “Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.
          “Defaulted Interest” has the meaning specified in Section 208.
          “defeasance” has the meaning specified in Section 1402.
          “Depositary” means The Depository Trust Company, or any successor thereto.
          “Dollar” or “$” means a dollar or other equivalent unit in such coin or currency of the United States of America as at the time shall be legal tender for the payment of public and private debts.
          “Event of Default” has the meaning specified in Section 501.
          “Excluded Holder” has the meaning specified in Section 1005.
          “Federal Bankruptcy Code” means the Bankruptcy Act of Title 11 of the United States Code, as amended from time to time.
          “Financial Instrument Obligations” means obligations arising under:

     (i) interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;
     (ii) currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and
     (iii) commodity swap, hedging or sales agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a Person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.
          “Fixed Price” has the meaning specified in Section 1101.
          “Floating Price” has the meaning specified in Section 1103.
          “Funded Debt” as applied to any Person, means all indebtedness of such Person maturing after, or renewable or extendable at the option of such Person beyond, twelve months from the date of determination.
          “Global Notes” has the meaning specified in Section 203.
          “Governmental Authority” means any nation or government, any state, province, territory or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.
          “Government Obligations” means securities which are (a) direct obligations of the government which issued the Currency in which the Securities are payable or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the government which issued the Currency in which the Securities are payable, the payment of which is unconditionally guaranteed by such government, which, in either case, are full faith and credit obligations of such government payable in such Currency and are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of a holder of a depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government

Obligation or the specific payment of interest or principal of the Government Obligation evidenced by such depository receipt.
          “Guarantee” means any guarantee of the Parent Guarantor as endorsed on a Security authenticated and delivered pursuant to this Indenture and shall include the Guarantee set forth in Section 1501 of this Indenture and all other obligations and covenants of the Parent Guarantor contained in this Indenture and any of the Securities.
          “Holder” means the Person in whose name a Security is registered in the Security Register.
          “Indebtedness” means obligations for money borrowed whether or not evidenced by notes, bonds, debentures or other similar evidences of indebtedness.
          “Indenture” means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.
          “Interest Payment Date”, when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security.
          “Issuer” means, initially, BIBC. The term “Issuer” shall also include any Joint Obligor to which any Obligation Transfer Amount shall have been advanced by ABXFC pursuant to Section 1101 and Section 1102. References to the “Issuer” in this Indenture shall include BIBC and/or any such Joint Obligor, as applicable, and where the context requires, “Issuer” shall mean BIBC and all Joint Obligors collectively.
          “Issuer Request” or “Issuer Order” means a written request or order signed in the name of the Issuer by any two directors or officers of the Issuer, and delivered to the Trustee.
          “Joint Obligor” means BMC and any additional joint obligor designated by BIBC pursuant to Section 1201, or any successor to any of them, and where the context requires, “Joint Obligor” shall mean all Joint Obligors collectively.
          “Judgment Currency” has the meaning specified in Section 114.
          “Lien” means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind created, incurred or assumed in order to secure payment of Indebtedness.
          “Make-Whole Amount” has the meaning specified in Section 301.
          “Maturity”, when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, notice of redemption, notice of option to elect repayment or otherwise.
          “Non-Recourse Debt” means Indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such Indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other Person acting on behalf of such entity) in respect of such Indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred, to the capital stock and debt securities of the Restricted Subsidiary that acquires or owns such properties or assets and to the receivables, inventory, equipment, chattels, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.
          “North American Subsidiary” means any Subsidiary that maintains a substantial portion of its fixed assets within Canada or the United States.
          “Note Exchange Date” means the third Business Day following the last day of the Revolving Period.
          “Obligation Transfer Amount” has the meaning specified in Section 1101.
          “Officers’ Certificate” means a certificate signed, with respect to the Parent Guarantor, by the Chairman, the Chief Executive Officer, the President or a Vice President, and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Parent Guarantor, and, with respect to the Issuer, any two directors or officers of such Issuer, and delivered to the Trustee.
          “Opinion of Counsel” means a written opinion of counsel, who may be counsel for the Issuer or the Parent Guarantor, including an employee of the Issuer or the Parent Guarantor, and who shall be acceptable to the Trustee.
          “Outstanding”, when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:
     (i) Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;
     (ii) Securities, or portions thereof, for whose payment or redemption or repayment at the option of the Holder money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Issuer or the Parent Guarantor) in trust or set aside and segregated in trust by the Issuer or the Parent Guarantor (if the Issuer or the Parent Guarantor shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;
     (iii) Securities, except to the extent provided in Sections 1402 and 1403, with respect to which the Issuer has effected defeasance and/or covenant defeasance as provided in Article Fourteen; and
     (iv) Securities in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands such Securities are valid obligations of the Issuer;
provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder or are present at a meeting of Holders for quorum purposes, the Securities owned by the Issuer, the Parent Guarantor or any other obligor upon the Securities or any Affiliate of the Issuer, the Parent Guarantor or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in making such calculation or in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Securities which the Trustee knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee certifies to the Trustee the pledgee’s right so to act with respect to such Securities and that the pledgee is not the Issuer, the Parent Guarantor or any other obligor upon the Securities or any Affiliate of the Issuer, the Parent Guarantor or such other obligor.
          “Parent Guarantor” means the Person named as “Parent Guarantor” in the first paragraph of this Indenture until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Parent Guarantor” shall mean such successor Person.
          “Paying Agent” means any Person (including the Issuer acting as Paying Agent) authorized by the Issuer to pay the principal of (or Make-Whole Amount, if any) or interest, if any, on any Securities on behalf of the Issuer.
          “Permitted Liens” means:
     (i) Liens existing on the date of this Indenture, or arising thereafter pursuant to contractual commitments entered into prior to the date of this Indenture;
     (ii) Liens securing the Securities;
     (iii) Liens incidental to the conduct of the business of the Parent Guarantor or any Restricted Subsidiary or the ownership of their assets that, in the aggregate, do not materially impair the operation of the business of the Parent Guarantor and its Subsidiaries taken as a whole, including, without limitation, any such Liens created pursuant to joint development agreements and leases, subleases, royalties or other similar rights granted to or reserved by others;
     (iv) Purchase Money Mortgages;
     (v) Any Lien on any Principal Asset existing at the time the Parent Guarantor or any Restricted Subsidiary acquires the Principal Asset (or any business entity then owning the Principal Asset) whether or not assumed by the Parent Guarantor or such Restricted Subsidiary and whether or not such Lien was given to secure the payment of the purchase price of the Principal Asset (or any entity then owning the Principal Asset), provided that no such Lien shall extend to any other Principal Asset;

     (vi) any Lien to secure Indebtedness owing to the Parent Guarantor or to another Subsidiary;
     (vii) Liens on the assets of a corporation existing at the time the corporation is liquidated or merged into, or amalgamated or consolidated with, the Parent Guarantor or any Restricted Subsidiary or at the time of the sale, lease or other disposition to the Parent Guarantor or any Restricted Subsidiary of the properties of such corporation as, or substantially as, an entirety;
     (viii) any attachment or judgment Lien provided that (a) the execution or enforcement of the judgment it secures is effectively stayed and the judgment is being contested in good faith, (b) the judgment it secures is discharged within 60 days after the later of the entering of such judgment and the expiration of any applicable stay or (c) the payment of the judgment secured is covered in full (subject to a customary deductible) by insurance;
     (ix) any Lien in connection with Indebtedness which by its terms is Non-Recourse Debt;
     (x) any Lien for taxes, assessments or governmental charges or levies (a) that are not yet due and delinquent or (b) the validity of which is being contested in good faith;
     (xi) any Lien of materialmen, mechanics, carriers, workmen, repairmen, landlords or other similar Liens, or deposits to obtain the release of these Liens;
     (xii) any Lien (a) to secure public or statutory obligations (including reclamation and closure bonds and similar obligations), (b) to secure payment of workmen’s compensation, employment insurance or other forms of governmental insurance or benefits, (c) to secure performance in connection with tenders, leases of real property, environmental, land use or other governmental or regulatory permits, bids or contracts or (d) to secure (or in lieu of) surety or appeal bonds, and Liens made in the ordinary course of business for similar purposes;
     (xiii) any Lien granted in the ordinary course of business in connection with Financial Instrument Obligations;
     (xiv) any Lien created for the sole purpose of renewing or refunding any of the Liens described in clauses (i) through (xiii) above, provided that the Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such renewal or refunding, and that such renewal or refunding Lien shall be limited to all or any part of the same property which secured the Lien renewed or refunded; and
     (xv) any Lien not otherwise permitted under clauses (i) through (xiv) above, provided that the aggregate principal amount of Indebtedness secured by all such Liens would not then exceed 10% of Consolidated Net Tangible Assets.

          “Person” means an individual, partnership, corporation, business trust, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.
          “Place of Payment” means the place or places where the principal of (and Make-Whole Amount, if any) and interest, if any, on such Securities are payable as specified as contemplated by Section 1002.
          “Principal Asset” means (i) any real property interest (all such interests forming an integral part of a single development or operation being considered as one interest), including any mining claims and leases, and any plants, buildings or other improvements thereon, and any part thereof, located in Canada or the United States that is held by the Parent Guarantor or any Restricted Subsidiary and has a net book value, on the date as of which the determination is being made, exceeding 5% of Consolidated Net Tangible Assets (other than any such interest that the Board of Directors of the Parent Guarantor determines by resolution is not material to the business of the Parent Guarantor and its Subsidiaries taken as a whole) or (ii) any of the capital stock or debt securities issued by any Restricted Subsidiary.
          “Purchase Money Mortgage” means any Lien on any Principal Asset (or the capital stock or debt securities of any Restricted Subsidiary that acquires or owns any Principal Asset) incurred in connection with the acquisition of that Principal Asset or the construction or repair of any fixed improvements on that Principal Asset (or in connection with financing the costs of acquisition of that Principal Asset or the construction or repair of improvements on that Principal Asset) provided that the principal amount of Indebtedness secured by any such Lien shall at no time exceed 100% of the original cost to the Parent Guarantor or any Restricted Subsidiary of the Principal Asset or such construction or repairs.
          “rate(s) of exchange” has the meaning specified in Section 114.
          “Redemption Date”, when used with respect to any Security to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to this Indenture.
          “Redemption Price”, when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.
          “Regular Record Date” for the interest payable on any Interest Payment Date on the Securities of or within any Series means the date specified for that purpose in such Certificated Note or Global Note, as applicable.
          “Required Currency” has the meaning specified in Section 114.
          “Responsible Officer”, when used with respect to the Trustee, means the chairman or any vice-chairman of the board of directors, the chairman or any vice-chairman of the executive committee of the board of directors, the chairman of the trust committee, the president, any vice president, the secretary, any assistant secretary, the treasurer, any assistant treasurer, the cashier, any assistant cashier, any trust officer or assistant trust officer, the controller or any assistant controller or any other officer of the Trustee customarily performing functions similar to those performed by any of the above-designated officers, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.
          “Restricted Subsidiary” means any North American Subsidiary that owns or leases a Principal Asset referred to in clause (i) of the definition of “Principal Asset” or is engaged primarily in the business of owning or holding capital stock of one or more Restricted Subsidiaries. “Restricted Subsidiary”, however, does not include (1) any Subsidiary whose primary business consists of (a) financing operations in connection with leasing and conditional sale transactions on behalf of the Parent Guarantor and its Subsidiaries, (b) purchasing accounts receivable or making loans secured by accounts receivable or inventory or (c) being a finance company or (2) any Subsidiary which the Board of Directors of the Parent Guarantor has determined by resolution does not maintain a substantial portion of its fixed assets within Canada or the United States.
          “Revolving Period” means the period commencing with the Issue Date and terminating on the earlier of (i) the last Settlement Date under the Copper Swap Agreements or such later date on which any unpaid BIBC Settlement Date Payment Amounts have been paid (but in no event later than 90 days following the last Settlement Date under the Copper Swap Agreements) and (ii) the occurrence of an Event of Default under either Series of Notes or the later of (A) an Early Termination Date (as defined in the Copper Swap Agreements) under any Copper Swap Agreement or (B) the date on which it has been determined that an Early Termination Date, resulting from a “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended), has occurred.
          “Securities” has the meaning stated in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture; provided, however, that if at any time there is more than one Person acting as Trustee under this Indenture, “Securities” with respect to the Indenture as to which such Person is Trustee shall have the meaning stated in the first recital of this Indenture and shall more particularly mean Securities authenticated and delivered under this Indenture, exclusive, however, of Securities of any Series as to which such Person is not Trustee.
          “Security Register” and “Security Registrar” have the respective meanings specified in Section 208.
          “Series” means either Series A Barrick Notes or Series B Barrick Notes.
          “Settlement Dates” means October 16, 2006 and the second Business Day of each of the 35 calendar months occurring thereafter, and provided, further, that if any scheduled cash settlement date under the Copper Swap Agreements is postponed due a market disruption event, non-payment by a Counterparty or as otherwise provided under the Copper Swap Agreements, then the corresponding Settlement Date hereunder shall be postponed to coincide with the actual cash settlement date under the Copper Swap Agreements.
          “Settlement Date Quantity” has the meaning specified in Section 1101.
          “Special Record Date” for the payment of any Defaulted Interest on the Securities means a date fixed by the Trustee.

          “Stated Maturity”, when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable.
          “Subsidiary” means (i) a corporation more than 50% of the outstanding Voting Stock of which at the time of determination is owned, directly or indirectly, by the Parent Guarantor or by one or more Subsidiaries of the Parent Guarantor or by the Parent Guarantor and one or more Subsidiaries of the Parent Guarantor and the votes carried by such Voting Stock are sufficient, if exercised, to elect a majority of the board of directors of the corporation or (ii) any other Person (other than a corporation) in which at the time of determination the Parent Guarantor or one or more Subsidiaries of the Parent Guarantor or the Parent Guarantor and one or more Subsidiaries of the Parent Guarantor, directly or indirectly, has or have at least a majority ownership and power to direct the policies, management and affairs of the Person.
          “Tax Event” has the meaning specified in Section 306.
          “Trustee” means the Person named as the “Trustee” in the first paragraph of this Indenture until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder; provided, however, that if at any time there is more than one such Person, “Trustee” as used with respect to the Securities of any Series shall mean only the Trustee with respect to Securities of that Series.
          “United States” means the United States of America (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.
          “U.S. GAAP” means generally accepted accounting principles that are in effect from time to time in the United States of America.
          “Vice President”, when used with respect to the Issuer, the Parent Guarantor or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title “vice president”.
          “Voting Stock” means securities or other ownership interests of a corporation, partnership or other entity having by the terms thereof ordinary voting power to vote in the election of the board of directors or other persons performing similar functions of such corporation, partnership or other entity (without regard to the occurrence of any contingency).
SECTION 102. Compliance Certificates and Opinions.
          Upon any application or request by the Issuer or the Parent Guarantor to the Trustee to take any action under any provision of this Indenture, the Issuer or the Parent Guarantor shall furnish to the Trustee, an Officers’ Certificate stating that all conditions precedent, if any, provided for in this Indenture (including any covenant compliance with which constitutes a condition precedent) relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.
          Every certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture (other than pursuant to Section 1004) shall include:
     (1) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;
     (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;
     (3) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and
     (4) a statement as to whether, in the opinion of each such individual, such covenant or condition has been complied with.
SECTION 103. Form of Documents Delivered to Trustee.
          In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.
          Any certificate or opinion of an officer of the Issuer or the Parent Guarantor may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Issuer or the Parent Guarantor, as the case may be, stating that the information with respect to such factual matters is in the possession of the Issuer or the Parent Guarantor unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.
          Any certificate or opinion of an officer of the Issuer or the Parent Guarantor or of counsel may be based, insofar as it relates to accounting matters, upon a certificate or opinion of, or representations by, an accountant or firm of accountants in the employ of the Issuer or the Parent Guarantor, unless such officer or counsel, as the case may be, knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the accounting matters upon which such certificate or opinion may be based are erroneous. Any certificate or opinion of any independent firm of public accountants filed with the Trustee shall contain a statement that such firm is independent.
          Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.
SECTION 104. Acts of Holders.
          (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders of the Outstanding Securities of all Series or one or more Series, as the case may be, may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee and, where it is hereby expressly required, to the Issuer and the Parent Guarantor. Such instrument or instruments and any such record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments or so voting at any such meeting. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a Security, shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee, the Issuer and the Parent Guarantor, if made in the manner provided in this Section. The record of any meeting of Holders of Securities shall be proved in the manner provided in Section 1606.
          (b) The fact and date of the execution by any Person of any such instrument or writing may be proved in any reasonable manner which the Trustee deems sufficient.
          (c) The principal amount and serial numbers of Securities held by any Person, and the date of holding the same, shall be proved by the Security Register.
          (d) If the Issuer or the Parent Guarantor shall solicit from the Holders of Securities any request, demand, authorization, direction, notice, consent, waiver or other Act, the Issuer or the Parent Guarantor, as the case may be, may, at its option, by or pursuant to a Board Resolution, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Issuer or the Parent Guarantor, as the case may be, shall have no obligation to do so. Such record date shall be the record date specified in or pursuant to such Board Resolution, which shall be a date not earlier than the date 30 days prior to the first solicitation of Holders generally in connection therewith and not later than the date such solicitation is completed. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Outstanding Securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the Outstanding Securities shall be computed as of such record date; provided that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than eleven months after the record date.

          (e) Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee, the Issuer or the Parent Guarantor in reliance thereon, whether or not notation of such action is made upon such Security.
SECTION 105. Notices, etc. to Trustee, Parent Guarantor, and Issuer.
          Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other documents provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,
     (1) the Trustee by any Holder or by the Issuer or the Parent Guarantor shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing or sent by facsimile to the Trustee at its Corporate Trust Office, 4 New York Plaza, 15th Floor, New York, New York 10004, Attention: Denise S. Moore, Worldwide Securities Services, (212) 623-6216, or
     (2) the Issuer or the Parent Guarantor by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, or sent by overnight courier to the Issuer and the Parent Guarantor addressed to First Floor, Enfield House, Upper Collymore Rock, St. Michael, Barbados, in the case of BIBC, and BCE Place, Canada Trust Tower, Suite 3700, 161 Bay Street, Toronto, Ontario, Canada M5J251, in the case of BMC (or any other Joint Obligor) and the Parent Guarantor or at any other address previously furnished in writing to the Trustee by the Issuer or the Parent Guarantor, as the case may be.
SECTION 106. Notice to Holders; Waiver.
          Where this Indenture provides for notice of any event to Holders of Securities by the Issuer, the Parent Guarantor or the Trustee, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each such Holder affected by such event, at his address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders of Securities is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders of Securities. Any notice mailed to a Holder in the manner herein prescribed shall be conclusively deemed to have been received by such Holder, whether or not such Holder actually receives such notice.
          In case, by reason of the suspension of or irregularities in regular mail service or by reason of any other cause, it shall be impractical to mail notice of any event to Holders of Securities when such notice is required to be given pursuant to any provision of this Indenture, then any manner of giving such notice as shall be directed by the Issuer shall be deemed to be sufficient giving of such notice for every purpose hereunder.

          Any request, demand, authorization, direction, notice, consent or waiver required or permitted under this Indenture shall be in the English language, except that any published notice may be in an official language of the country of publication.
          Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.
SECTION 107. Effect of Headings and Table of Contents.
          The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.
SECTION 108. Successors and Assigns.
          All covenants and agreements in this Indenture by the Issuer and the Parent Guarantor shall bind its successors and assigns, whether so expressed or not.
SECTION 109. Separability Clause.
          In case any provision in this Indenture or in any Security shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
SECTION 110. Benefits of Indenture.
          Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, any Paying Agent, any Securities Registrar and their successors hereunder and the Holders of Securities, any benefit or any legal or equitable right, remedy or claim under this Indenture.
SECTION 111. Governing Law.
          This Indenture, the Guarantees and the Securities shall be governed by and construed in accordance with the law of the State of New York.
SECTION 112. Legal Holidays.
          In any case where any Interest Payment Date, Redemption Date or Stated Maturity or Maturity of any Security shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or of any Security, payment of principal (or Make-Whole Amount, if any) or interest, if any, need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date or Redemption Date or at the Stated Maturity or Maturity; provided that no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date, Stated Maturity or Maturity, as the case may be.

SECTION 113. Agent for Service; Submission to Jurisdiction; Waiver of Immunities.
          By the execution and delivery of this Indenture, the Issuer, the Parent Guarantor and ABXFC (i) irrevocably designates and appoints, and acknowledges that it has irrevocably designated and appointed, CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York 10011 as its authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Securities, the Guarantees or this Indenture that may be instituted in any United States federal or New York state court in The City of New York or brought under federal or state securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder) or, subject to Section 507, any Holder of Securities or Guarantees in any United States federal or New York state court in The City of New York, (ii) submits to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding, and (iii) agrees that service of process upon CT Corporation System and written notice of said service to the Issuer or the Parent Guarantor, as the case may be (mailed or delivered to its Secretary at its principal office specified in Section 105 of this Indenture and in the manner specified in Section 105 hereof), shall be deemed in every respect effective service of process upon the Issuer or the Parent Guarantor, as the case may be in any such suit, action or proceeding. The Issuer and the Parent Guarantor further agree to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of CT Corporation System in full force and effect so long as any of the Securities shall be Outstanding or any amounts shall be payable in respect of any Securities.
          The Issuer and the Parent Guarantors irrevocably and unconditionally waive, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such action, suit or proceeding in any such court or any appellate court with respect thereto and irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient form to the maintenance of any such action, suit or proceeding in any such court.
          To the extent that the Issuer or the Parent Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each of them hereby irrevocably waives such immunity in respect of its obligations under this Indenture, the Guarantees and the Securities, to the extent permitted by law.
SECTION 114. Conversion Currency
          The Issuer and the Parent Guarantor covenant and agree that the following provisions shall apply to conversion of Currency in the case of the Securities, the Guarantees and this Indenture to the fullest extent permitted by applicable law:
     (a) (i) If for the purposes of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into a currency (the “Judgment Currency”) an amount due or contingently due under the Securities or this Indenture in any other currency (the “Required Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).
     (ii) If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Issuer or the Parent Guarantor, as the case may be, shall pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Required Currency originally due.
          (b) In the event of the winding-up of the Issuer or the Parent Guarantor at any time while any amount or damages owing under the Securities, the Guarantees and this Indenture, or any judgment or order rendered in respect thereof, shall remain unpaid or outstanding, the Issuer or the Parent Guarantor, as the case may be, shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in the Required Currency (other than under this Subsection (b)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Subsection (b) the final date for the filing of proofs of claim in the winding-up of the Issuer or the Parent Guarantor, as the case may be, shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Issuer or the Parent Guarantor, as the case may be, may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.
          (c) The obligations contained in Subsections (a)(ii) and (b) of this Section shall constitute separate and independent obligations of the Issuer or the Parent Guarantor, as the case may be, from its other obligations under the Securities, the Guarantees and this Indenture, shall give rise to separate and independent causes of action against the Issuer and the Parent Guarantor, shall apply irrespective of any waiver or extension granted by any Holder or Trustee from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Issuer or the Parent Guarantor for a liquidated sum in respect of amounts due hereunder (other than under Subsection (b) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Issuer, the Parent Guarantor or the applicable liquidator. In the case of Subsection (b) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.
          (d) The term “rate(s) of exchange” shall mean the Bank of Canada noon rate for purchases on the relevant date of the Required Currency with the Judgment Currency, as reported by Telerate on screen 3194 (or such other means of reporting the Bank of Canada noon rate as may be agreed upon by each of the parties to this Indenture) and includes any Make-Whole Amounts and costs of exchange payable.

SECTION 115. No Recourse Against Others.
          A director, officer, employee or shareholder, as such, of the Issuer or the Parent Guarantor shall not have any liability for any obligations of the Issuer or the Parent Guarantor under the Securities, the Guarantees or this Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Security, each Holder shall waive and release all such liability. Such waiver and release shall be part of the consideration for the issue of the Securities.
SECTION 116. Multiple Originals.
          The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Indenture.
ARTICLE TWO
SECURITY FORMS
SECTION 201. Form and Dating.
          The Securities shall be issued initially in the form of one or more certificated notes for each Series of Securities, substantially in the form set forth in Exhibit A (the “Certificated Notes”), with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers, or other marks of identification and such legends or endorsements placed thereon as may be required by law, or as may, consistently herewith, be determined by the Issuer. Any portion of the text of any Security may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Security. Each Security shall be dated the date of its authentication.
          The Securities and Guarantees shall, until the Note Exchange Date, be printed, lithographed or engraved on steel-engraved borders or may be produced in any other manner, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities.
          The terms and provisions contained in the form of the Securities annexed hereto as Exhibit A shall constitute, and are hereby expressly made, a part of this Indenture. To the extent applicable, the Issuer, the Parent Guarantor and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.
SECTION 202. Form of Trustee’s Certificate of Authentication.
          Subject to Section 611, the Trustee’s certificate of authentication shall be in substantially the following form:
TRUSTEE’S CERTIFICATE OF AUTHENTICATION
          Dated:

          This is one of the Securities of the Series designated therein referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK, as Trustee
By
Authorized Officer

SECTION 203. Securities Issuable in Global Form
          Following the Note Exchange Date, any Security issued in global form (the “Global Notes”) shall represent such of the Outstanding Securities of such Series as shall be specified therein and may provide that it shall represent the aggregate amount of Outstanding Securities of such Series from time to time endorsed thereon and that the aggregate amount of Outstanding Securities of such Series represented thereby may from time to time be increased or decreased to reflect exchanges. Any endorsement of a Security in global form to reflect the amount, or any increase or decrease in the amount, of Outstanding Securities represented thereby shall be made by the Trustee in such manner and upon instructions given by such Person or Persons as shall be specified therein or in an Issuer Order. The Trustee shall deliver and redeliver any Security in permanent global form in the manner and upon instructions given by the Person or Persons specified therein or in the Issuer Order. If an Issuer Order has been, or simultaneously is, delivered, any instructions by the Issuer with respect to endorsement or delivery or redelivery of a Security in global form shall be in writing but need not comply with Section 102 and need not be accompanied by an Opinion of Counsel.
          Payment of principal of (and Make-Whole Amount, if any) and interest, if any, on any Security in permanent global form shall be made to the Person or Persons specified therein. The Issuer, the Parent Guarantor, the Trustee and any agent of the Issuer, the Parent Guarantor or the Trustee shall treat as the Holder of such principal amount of Outstanding Securities represented by a permanent Global Note, the Holder of such permanent Global Note in registered form.
          The Global Notes of each Series, following the Note Exchange Date, shall (i) be registered in the name of the Depositary for such Global Notes or the nominee of such Depositary, (ii) be delivered to the Depositary or its nominee or to the Trustee as custodian for such Depositary and (iii) bear the following legend on the face thereof:
UNLESS THIS GLOBAL NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY GLOBAL NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL

SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN. TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN SECTION 204 OF THE INDENTURE.
          Members of, or participants in, the Depositary (“Agent Members”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depositary, or the Trustee as its custodian, or under such Global Note, and the Depositary may be treated by the Issuer, the Trustee and any agent of the Issuer or the Trustee as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee or any agent of the Issuer or the Trustee, from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices governing the exercise of the rights of a Holder of any Security.
SECTION 204. Restrictive Legends.
          The Securities shall be stamped or otherwise be imprinted with the restrictive legend set forth below (the “Restricted Securities Legend”). The Restricted Securities Legend may be removed from such Securities, upon receipt by the Trustee of an Issuer Order, (i) on or after two years from the later of issuance of the Securities or the date such Security was last acquired from an “affiliate” of the Issuer within the meaning of Rule 144 under the Securities Act, (ii) in connection with a sale made pursuant to Rule 144 under the Securities Act following one year from such time, or (iii) in connection with any sale in a transaction registered under the Securities Act, provided that, if the legend is removed and such Security is subsequently held by such an affiliate of the Issuer, the legend shall be reinstated.
THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER (1) AGREES THAT IT WILL NOT, WITHIN THE TIME PERIOD REFERRED TO UNDER RULE 144(k) UNDER THE SECURITIES ACT AS IN EFFECT ON THE DATE OF TRANSFER OF THIS NOTE, RESELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) TO THE PARENT GUARANTOR OR ANY SUBSIDIARY THEREOF, (B) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE) OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (2) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IN CONNECTION WITH ANY TRANSFER OF THIS NOTE WITHIN THE TIME PERIOD

REFERRED TO ABOVE, THE HOLDER MUST [CHECK THE APPROPRIATE BOX SET FORTH ON THE REVERSE HEREOF] RELATING TO THE MANNER OF SUCH TRANSFER AND SUBMIT THIS NOTE TO THE TRUSTEE. AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION”, “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT. THE INDENTURE CONTAINS A PROVISION REQUIRING THE TRUSTEE TO REFUSE TO REGISTER ANY TRANSFER OF THIS NOTE IN VIOLATION OF THE FOREGOING RESTRICTIONS.
          Following the Note Exchange Date, every Security authenticated and delivered upon registration of transfer of, or in exchange for or in lieu of, a Certificated Note or any portion thereof, whether pursuant to this Article or otherwise, shall be authenticated and delivered in the form of, and shall be, a registered Global Note, unless such Security is registered in the name of a Person other than the Depositary for such Global Note or a nominee thereof, in which case such Security shall be authenticated and delivered in definitive, fully registered form, without interest coupons.
          The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security, other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.
          Following the Note Exchange Date, upon the transfer, exchange or replacement of Securities not bearing the Restricted Securities Legend on the terms provided herein, the Security Registrar shall deliver Securities of the same Series that do not bear the Restricted Securities Legend. Upon the transfer, exchange or replacement of Securities bearing the Restricted Securities Legend, the Security Registrar shall deliver only Securities of the same Series that bear the Restricted Securities Legend unless the requested transfer is after the time period referred to in Rule 144(k) under the Securities Act (written notice of which shall be provided to the Trustee) or there is delivered to the Security Registrar an Opinion of Counsel reasonably satisfactory to the Issuer and the Trustee to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act.
          By its acceptance of any Security bearing the Restricted Securities Legend, each Holder of such Security acknowledges the restrictions on transfer of such Security set forth in this Indenture and in the Restricted Securities Legend and agrees that it will transfer such Security only as provided in this Indenture. The Security Registrar shall not register a transfer of any Security unless such transfer complies with the restrictions on transfer of such Security set forth in this Indenture. In connection with any transfer of Securities, each Holder agrees by its acceptance of the Securities to furnish the Security Registrar or the Issuer such certifications, legal opinions or other information as either of them may reasonably require to confirm that such transfer is being made pursuant to an exemption from, or a transaction not subject to, the registration requirements of the Securities Act; provided that the Security Registrar shall not be required to determine (but may rely on a determination made by the Issuer with respect to) the sufficiency of any such certifications, legal opinions or other information.

SECTION 205. Execution, Authentication, Delivery and Dating
          The Securities shall be executed on behalf of the Issuer by any two directors or officers of the Issuer. The signature of any of these directors or officers on the Securities may be the manual or facsimile signatures of the present or any future such authorized director or officer and may be imprinted or otherwise reproduced on the Securities.
          Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Issuer shall bind the Issuer notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.
          At any time after the execution and delivery of this Indenture, the Issuer may deliver Securities of any Series in accordance with the terms of this Indenture, executed by the Issuer and endorsed by the Parent Guarantor to the Trustee for authentication, together with an Issuer Order for the authentication and delivery of such Securities, and the Trustee in accordance with the Issuer Order shall authenticate and deliver such Securities.
          In authenticating the Securities, and accepting the responsibilities under this Indenture in relation to the Securities, the Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Opinion or Opinions of Counsel of the Issuer and the Parent Guarantor stating:
     (a) that the form the Securities and the Guarantees have been established in conformity with the provisions of this Indenture;
     (b) that the Securities and the Guarantees, when completed by appropriate insertions and executed and delivered by the Issuer and the Parent Guarantor to the Trustee for authentication in accordance with this Indenture, authenticated and delivered by the Trustee in accordance with this Indenture and issued by the Issuer and the Parent Guarantor in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute the legal, valid and binding obligations of the Issuer and the Parent Guarantor, respectively, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting the enforcement of creditors’ rights, to general equitable principles and to such other qualifications as such counsel shall conclude do not materially affect the rights of Holders of the Securities;
     (c) that all laws and requirements in respect of the execution and delivery by the Issuer and by the Parent Guarantor of the Guarantees, have been complied with and that authentication and delivery of the Securities by the Trustee will not violate the terms of this Indenture;
     (d) that each of the Issuer and the Parent Guarantor has the corporate power to issue the Securities and any Guarantees, respectively, and has duly taken all necessary corporate action with respect to such issuance; and

     (e) that the issuance of the Securities and any Guarantees will not contravene the articles of incorporation or by-laws of the Issuer or the Parent Guarantor, or result in any violation of any of the terms or provisions of any law or regulation.
          The Trustee shall not be required to authenticate and deliver any such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee’s own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.
          Each Security shall be dated the date of its authentication. No Security or Guarantee endorsed thereon shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein duly executed by the Trustee by manual signature of an authorized officer, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and is entitled, together with the Guarantee endorsed thereon to the benefits of this Indenture. Notwithstanding the foregoing, if the Securities shall have been authenticated and delivered hereunder but never issued and sold by the Issuer, and the Issuer shall deliver the Securities to the Trustee for cancellation, together with a written statement (which need not comply with Section 102 and need not be accompanied by an Opinion of Counsel) stating that the Securities have never been issued and sold by the Issuer, for all purposes of this Indenture the Securities shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.
          The Securities shall be issuable only in registered form without coupons and only in denominations of $100,000 in principal amount and any $1,000 integral multiple thereof.
SECTION 206. Transfer and Exchange
          On the Note Exchange Date, the Certificated Notes shall be automatically exchanged for Global Notes. Upon the request of the Issuer, in connection with the issuance of any Security in global form pursuant to this Indenture, the Trustee shall use its reasonable efforts to fulfill any requirements of the Depositary, including but not limited to executing and delivering to the Depositary any documents required by the Depositary, in order for such Security to be issued in global form and registered in the name of the Depositary or its nominee. For greater certainty, upon request of the Issuer, the Trustee shall, or shall cause one of its affiliates that is a participant of the Depositary to, complete and deliver to the Depositary an eligibility questionnaire executed on behalf of the Trustee or such affiliate in relation to any such Security to be issued in global form.
          The Issuer shall cause to be kept at the Corporate Trust Office of the Trustee a register for each Series of Securities issued by the Issuer (the registers maintained in the Corporate Trust Office of the Trustee and in any other office or agency of the Issuer in a Place of Payment being herein sometimes collectively referred to as the “Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Issuer shall provide for the registration of Securities and of transfers of Securities. The Security Register shall be in written form or any other form capable of being converted into written form within a reasonable time. At all reasonable times, the Security Register shall be open to inspection by the Trustee. The

Trustee is hereby initially appointed as security registrar (the “Security Registrar”) for the purpose of registering Securities and transfers of Securities as herein provided. The Issuer shall have the right to remove and replace from time to time the Security Registrar for the Securities; provided, however, that no such removal or replacement shall be effective until a successor Security Registrar with respect to such Series of Securities shall have been appointed by the Issuer and shall have accepted such appointment by the Issuer. In the event that the Trustee shall not be or shall cease to be the Security Registrar with respect to the Securities, it shall have the right to examine the Security Register for such Series at all reasonable times. There shall be only one Security Register for each Series of Securities.
          Upon surrender for registration of transfer of any Security at the office or agency in a Place of Payment, the Issuer shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee, one or more replacement Securities of the same Series, of any authorized denominations and of a like aggregate principal amount and tenor and evidencing the same indebtedness and having endorsed thereon a Guarantee executed by the Parent Guarantor.
          At the option of the Holder, the Securities may be exchanged for other replacement Securities of the same Series, of any authorized denomination and of a like aggregate principal amount and tenor and evidencing the same indebtedness, upon surrender of the Securities to be exchanged at such office or agency. Whenever any Securities are so surrendered for exchange, the Issuer shall execute, and the Trustee shall authenticate and deliver, the Securities, and having endorsed thereon a Guarantee executed by the Parent Guarantor, which the Holder making the exchange is entitled to receive.
          Notwithstanding the foregoing, any permanent Global Note shall be exchangeable only as provided in this paragraph and the two following paragraphs. If any beneficial owner of an interest in a permanent Global Note is entitled to exchange such interest for Securities of such Series and of like tenor and principal amount of another authorized form and denomination, and provided that any applicable notice provided in the permanent Global Note shall have been given, then without unnecessary delay but in any event not later than the earliest date on which such interest may be so exchanged, the Issuer shall deliver to the Trustee definitive Securities in aggregate principal amount equal to the principal amount of such beneficial owner’s interest in such permanent Global Note, executed by the Issuer and having a Guarantee executed by the Parent Guarantor endorsed thereon. On or after the earliest date on which such interests may be so exchanged, such permanent Global Note shall be surrendered by the Depositary for such permanent Global Note to the Trustee, as the Issuer’s agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive Securities without charge, and the Trustee shall authenticate and deliver, in exchange for each portion of such permanent Global Note, an equal aggregate principal amount of definitive Securities of the same Series of authorized denominations and of like tenor and evidencing the same indebtedness as the portion of such permanent Global Note to be exchanged.
          If at any time the Depositary notifies the Issuer that it is unwilling or unable to continue as Depositary for the Securities or if at any time the Depositary shall no longer be a clearing agency registered as such under the Securities Exchange Act of 1934, as amended, the Issuer shall appoint a successor depositary with respect to the Securities. If a successor to the Depositary for Securities is not appointed by the Issuer within 90 days after the Issuer receives such notice or becomes aware of such condition, as the case may be, the Issuer’s election shall no longer be effective and the Issuer will execute, and the Trustee, upon receipt of an Issuer Order for the authentication and delivery of definitive Securities of such Series, will authenticate and deliver replacement Securities of such Series in definitive registered form, in authorized denominations and with duly executed Guarantees duly endorsed thereon, and in an aggregate principal amount equal to the principal amount of the Global Note or Securities representing such Series and evidencing the same indebtedness in exchange for such Global Note or Securities. The provisions of the last sentence of the immediately preceding paragraph shall be applicable to any exchange pursuant to this paragraph.
          The Issuer may at any time and in its sole discretion determine that the Securities of any Series issued in the form of one or more global Securities shall no longer be represented by such Global Note or Securities. In such event, the Issuer will execute, and the Trustee, upon receipt of an Issuer Order for the authentication and delivery of definitive Securities of such Series, will authenticate and deliver replacement Securities of such Series in definitive registered form, in authorized denominations and with duly executed Guarantees duly endorsed thereon, and in an aggregate principal amount equal to the principal amount of the Global Note or Securities representing such Series and evidencing the same indebtedness in exchange for such Global Note or Securities. The provisions of the last sentence of the second preceding paragraph shall be applicable to any exchange pursuant to this paragraph.
          Upon the exchange of a Global Note for Securities in definitive registered form, such Global Note shall be cancelled by the Trustee. Securities issued in exchange for a Global Note pursuant to this Section shall be registered in such names and in such authorized denominations as the Depositary for such Global Note, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee in writing. The Trustee shall deliver such Securities to the Persons in whose names such Securities are so registered.
          All Securities and Guarantees issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Issuer and the Parent Guarantor, respectively, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities and the Guarantees surrendered upon such registration of transfer or exchange.
          Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Issuer or the Security Registrar) be duly endorsed, or be accompanied by a written instrument of transfer, in form satisfactory to the Issuer and the Security Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing.
          No service charge shall be made for any registration of transfer or exchange or redemption of any Series of Securities, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities.
          The Issuer shall not be required (i) to issue, register the transfer of or exchange Securities of any Series during a period beginning at the opening of business 15 days before the day of the selection for redemption of Securities of that Series and ending at the close of business on the day of the mailing of the relevant notice of redemption, or (ii) to register the transfer of or exchange any Security so selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part.
SECTION 207. Mutilated, Destroyed, Lost and Stolen Securities
          If any mutilated Security is surrendered to the Trustee, the Issuer shall execute and the Trustee shall authenticate and deliver in exchange therefor a replacement Security of the same Series and of like tenor and principal amount and evidencing the same indebtedness and having endorsed thereon a Guarantee executed by the Parent Guarantor and bearing a number not contemporaneously outstanding.
          If there shall be delivered to the Issuer and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Issuer or the Trustee that such Security has been acquired by a bona fide purchaser, the Issuer shall execute and upon Issuer Order the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a replacement Security of the same Series and of like tenor and principal amount and evidencing the same indebtedness and having endorsed thereon a Guarantee executed by the Parent Guarantor and bearing a number not contemporaneously outstanding.
          Notwithstanding the provisions of the previous two paragraphs, in case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a replacement Security, pay such Security.
          Upon the issuance of any replacement Security under this Section, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.
          Every replacement Security of any Series and the Guarantee endorsed thereon issued pursuant to this Section in lieu of any mutilated, destroyed, lost or stolen Security, shall constitute a contractual obligation of the Issuer and the Parent Guarantor, respectively, whether or not the mutilated, destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that Series duly issued hereunder.
          The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.
SECTION 208. Payment of Principal and Interest; Interest Rights Preserved.
          (a) Interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name such Security (or one or more predecessor Securities) is registered at the close of business on the regular record date for such interest at the office or agency of the Issuer maintained for such purpose pursuant to Section 1002; provided, however, that each installment of interest, if any, on any Security may at the Issuer’s option be paid by (i) mailing a check for such interest, payable to or upon the written order of the Person entitled thereto, to the address of such Person as it appears on the Security Register or (ii) wire transfer to an account located in the United States maintained by the Person entitled to such payment as specified in the Security Register. Principal paid in relation to any Security at Maturity shall be paid to the Holder of such Security only upon presentation and surrender of such Security to any office or agency referred to in this Section 208(a).
          If a Note Exchange Date occurs on or after a Record Date but prior to the corresponding Interest Payment Date, then the Issuer shall pay the accrued Interest to the holders of record as of the Record Date of the corresponding series of ABXFC Notes in lieu of paying such accrued interest to the Holders on such Interest Payment Date.
          Any interest on any Security which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date shall forthwith cease to be payable to the Holder on the relevant regular record date by virtue of having been such Holder, and such defaulted interest and interest on such defaulted interest (to the extent lawful) at the rate specified in the Securities of such Series (such defaulted interest and, if applicable, interest thereon herein collectively called “Defaulted Interest”) shall be paid by the Issuer, at its election in each case, as provided in clause (1) or (2) below:
     (1) The Issuer may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities of such Series (or their respective predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Issuer shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Registered Security of such Series and the date of the proposed payment, and at the same time the Issuer shall deposit with the Trustee an amount of money in Dollars equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Issuer of such Special Record Date and, in the name and at the expense of the Issuer, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given in the manner provided in Section 106, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so given, such Defaulted Interest shall be paid to the Persons in whose name the Securities of such Series (or their respective predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (2).
     (2) The Issuer may make payment of any Defaulted Interest on the Securities of any Series in any other lawful manner.

SECTION 209. Outstanding Securities.
          Each Series of Securities outstanding at any time will consist of all Securities that have been authenticated by the Trustee except for those cancelled by it, those delivered to it for cancellation and those described in this Section as not outstanding.
          If a Note is replaced pursuant to Section 207, it ceases to be outstanding unless and until the Trustee and the Issuer receive proof satisfactory to them that the replaced Security is held by a bona fide purchaser.
          If the Paying Agent (other than the Issuer or an Affiliate of the Issuer) holds on the maturity date of such Series of Securities money sufficient to pay Securities of that Series payable on that date, then on and after that date such Securities cease to be outstanding and interest on them shall cease to accrue.
          A Security does not cease to be outstanding because the Issuer or one of its Affiliates holds such Security, provided, however, that in determining whether the Holders of the requisite principal amount of the outstanding Securities of such Series have given any request, demand, authorization, direction, notice, consent or waiver hereunder, Securities of such Series owned by the Issuer or the Parent Guarantors or any Affiliate of the Issuer or any Parent Guarantor shall be disregarded and deemed not to be outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Securities of such Series which a Responsible Officer of the Trustee has actual knowledge to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Securities and that the pledgee is not the Issuer or any Parent Guarantor or any Affiliate of the Issuer or the Parent Guarantor.
SECTION 210. Cancellation
          All Securities surrendered for payment, redemption, registration of transfer shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee. All Securities so delivered to the Trustee shall be promptly cancelled by it. The Issuer or the Parent Guarantor may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Issuer or the Parent Guarantor may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Securities previously authenticated hereunder which the Issuer has not issued and sold, and all Securities so delivered shall be promptly cancelled by the Trustee. If the Issuer shall so acquire any of the Securities, however, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Securities unless and until the same are surrendered to the Trustee for cancellation. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be disposed of by the Trustee in accordance with its customary procedures and certification of their disposal delivered to the Issuer unless by Issuer Order the Issuer shall direct that cancelled Securities be returned to it.

SECTION 211. Computation of Interest
          Interest on the Securities of each Series shall be computed on the basis of a 360-day year of twelve 30-day months. For the purposes of disclosure under the Interest Act (Canada), the yearly rate of interest which is equivalent to the rate payable hereunder is the rate payable hereunder multiplied by the actual number of days in the year divided by 360.
SECTION 212. CUSIP Numbers
          The Issuer in issuing the Securities may use “CUSIP”, “CINS” or “ISIN” numbers (if then generally in use), and the Issuer and the Trustee shall use CUSIP, CINS or ISIN numbers, as the case may be, in notices of redemption or exchange as a convenience to Holders of the applicable Series of Securities; provided that any such notice shall state that no representation is made as to the correctness of such numbers either as printed on such Securities or as contained in any notice of redemption or exchange and that reliance may be placed only on the other identification numbers printed on such Securities. The Issuer shall promptly notify the Trustee in writing of any change in “CUSIP”, “CINS” or “ISIN” numbers for the applicable Series of Securities.
SECTION 213. Persons Deemed Owners
          Prior to due presentment of a Security for registration of transfer, the Issuer, the Parent Guarantor, the Trustee and any agent of the Issuer, the Parent Guarantor or the Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of the Principal Amount of the Security or the payment of any Redemption Price, in respect thereof, and accrued interest, for all purposes whatsoever, whether or not such Security is overdue, and none of the Issuer, the Trustee and any of their respective agents shall be affected by notice to the contrary.
          None of the Issuer, the Parent Guarantor, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Security in global form or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
          Notwithstanding the foregoing, with respect to any Global Note, nothing herein shall prevent the Issuer, the Parent Guarantor, the Trustee, or any agent of any of the foregoing from giving effect to any written certification, proxy or other authorization furnished by any depositary, as a Holder, with respect to such Global Note or impair, as between such depositary and owners of beneficial interests in such Global Note, the operation of customary practices governing the exercise of the rights of such depositary (or its nominee) as Holder of such Global Note.

ARTICLE THREE
OPTIONAL REDEMPTION
SECTION 301. Right to Redeem; Notices to Trustee. (a) Optional Redemption. The Securities of each Series will be redeemable on any Interest Payment Date, at the option of the applicable Issuer, in whole at any time or in part from time to time, following the Note Exchange Date, on at least 30 days’ but no more than 60 days’ prior written notice mailed to the Holders of the Securities of such Series to be redeemed. Subject to Section 301(b), the redemption price (the “Redemption Price”) of such Securities, other than in the case of a redemption following a Tax Event pursuant to Section 306, will be equal to the sum of
(i) the principal amount of the Securities to be redeemed, and
(ii) the accrued and unpaid interest thereon, and
(iii) the sum of the present values of the remaining scheduled payments of interest on the Securities to be redeemed (exclusive of interest accrued to the applicable Redemption Date) discounted to such Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points (in the case of the Series A Barrick Notes) and 25 basis points (in the case of the Series B Barrick Notes) (each, a “Make-Whole Amount”),
Notwithstanding the foregoing, installments of interest on the Securities being redeemed whose Stated Maturity is on or prior to the relevant Redemption Date will be payable to the Holders of such Securities, or one or more predecessor Securities, registered as such at the close of business on the relevant record dates according to their terms.
          In connection with any redemption of the Securities pursuant to the provisions described in the immediate preceding paragraph, the following terms apply:
          “Comparable Treasury Issue” means, with respect to any Redemption Date for the Securities to be redeemed, the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Series of the Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Series of such Securities to be redeemed.
          “Comparable Treasury Price” means, with respect to any Redemption Date for the Series of Securities to be redeemed, (a) the average of four Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, (b) if the Issuer obtains fewer than four but more than one such Reference Treasury Dealer Quotations for such Redemption Date, the average of all such quotations or (c) if the Issuer obtains only one such Reference Treasury Dealer Quotation for such Redemption Date, that Reference Treasury Dealer Quotation.

          “Independent Investment Banker” means, with respect to any Redemption Date for the Series of Securities to be redeemed, the Reference Treasury Dealer appointed by the Issuer.
          “Reference Treasury Dealer” means, with respect to any Redemption Date for the Securities, (a) each of UBS Securities LLC and Morgan Stanley & Co. Incorporated and their respective successors or, in each case, one of their respective affiliates which is a Primary Treasury Dealer; provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in the United States (a “Primary Treasury Dealer”), the Issuer shall substitute therefor another Primary Treasury Dealer, and (b) two other Primary Treasury Dealers selected by the Issuer.
          “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date for the Securities of this Series, the average, as determined by the Issuer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Issuer by such Reference Treasury Dealer at 5:00 p.m. New York City time on the third Business Day preceding such Redemption Date.
          “Treasury Rate” means, with respect to any Redemption Date for the Securities to be redeemed,
(1)	the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15 (519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Final Maturity Date for the Securities, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

(2)	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.
          The Treasury Rate shall be calculated on the third Business Day preceding the applicable Redemption Date.
SECTION 302. Selection by Trustee of Securities to be Redeemed

          If less than all the Securities of any Series are to be redeemed, the particular Securities of such Series to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Securities of such Series not previously called for redemption, by lot or in such manner as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions of the principal of Securities of such Series.
          The Trustee shall promptly notify the Issuer and the Parent Guarantor in writing of the Securities of such Series selected for redemption and, in the case of any Securities of such Series selected for partial redemption, the principal amount thereof to be redeemed.
          For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Security redeemed or to be redeemed only in part, to the portion of the principal amount of such Security which has been or is to be redeemed.
SECTION 303. Notice of Redemption
          A notice of redemption shall be given in the manner provided for in Section 106 not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed. All notices of redemption shall state:
     (i) the Redemption Date;
     (ii) the Redemption Price and the amount of accrued interest to the Redemption Date payable, if any;
     (iii) if less than all the Outstanding Securities of any Series are to be redeemed, the identification of the particular Securities of such Series (and, in the case of partial redemption, the name of each applicable Issuer and the principal amount corresponding to each such Issuer), to be redeemed;
     (iv) in case any Security is to be redeemed in part only, the notice which relates to such Security shall state that on and after the Redemption Date, upon surrender of such Security, the Holder will receive, without charge, a new Security or Securities of authorized denominations for the principal amount thereof remaining unredeemed;
     (v) that on the Redemption Date, the Redemption Price and accrued interest, if any, to the Redemption Date will become due and payable upon each such Security, or the portion thereof, to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date; and
     (vi) the Place or Places of Payment where such Securities are to be surrendered for payment of the Redemption Price and accrued interest, if any.
          Notice of redemption of Securities to be redeemed at the election of the Issuer shall be given by the Issuer or, at the Issuer’s request, by the Trustee in the name and at the expense of the Issuer.

SECTION 304. Deposit of Redemption Price
          Prior to any Redemption Date, the Issuer shall deposit or cause to be deposited with the Trustee or with a Paying Agent (or, if the Issuer is acting as its own Paying Agent, segregate and hold in trust) an amount of money sufficient to pay the Redemption Price of, and accrued interest, if any, on, all the Securities which are to be redeemed on that date.
          The Issuer will cause the bank through which payment of funds to the Trustee or the Paying Agent will be made to deliver to the Trustee or the Paying Agent, as the case may be, by 10:00 a.m. (New York Time) two Business Days prior to the due date of such payment an irrevocable confirmation (by tested telex or authenticated Swift MT 100 Message) of its intention to make such payment.
SECTION 305. Securities Payable on Redemption Date
          Notice of redemption having been given as aforesaid, the Securities to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Issuer shall default in the payment of the Redemption Price) such Securities shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Issuer at the Redemption Price.
          If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and Make-Whole Amount, if any) shall, until paid, bear interest from the Redemption Date at the rate of interest set forth in such Security.
SECTION 306. Tax Redemption
          The Issuer shall have the right to redeem, at any time, the Securities of any Series issued by the Issuer, in whole but not in part, at a Redemption Price equal to the relevant principal amount plus accrued but unpaid interest, if (1) (a) as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of the jurisdiction of organization of the Issuer or the Parent Guarantor, as applicable, or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date hereof with respect to the Securities of such Series and which in a written opinion to the Issuer or the Parent Guarantor, as applicable, of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Issuer or the Parent Guarantor, as applicable, becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Security of such Series, or (b) on or after October 4, 2004, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in the jurisdiction of organization of the Issuer or the Parent Guarantor, as applicable, or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (a) above, whether or not such action was taken or decision was rendered with respect to the Issuer or the Parent

Guarantor, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Issuer or the Parent Guarantor, as applicable, of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Issuer or the Parent Guarantor, as applicable, becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Security of such Series and (2) in any such case, the Issuer or the Parent Guarantor, in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (any such case, a “Tax Event”); provided, however, that (i) no such notice of redemption may be given earlier than 60 or later than 30 days prior to the earliest date on which the Issuer or the Parent Guarantor would be obligated to pay such Additional Amounts were a payment in respect of the Securities of such Series then due; (ii) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect; and (iii) with respect to any jurisdiction of organization of any such successor other than Canada or any province or territory of Canada, or the United States, any state thereof or the District of Columbia, the consolidation, amalgamation, merger or other transaction that resulted in such successor becoming the successor to the Issuer or the Parent Guarantor was not undertaken for the primary purpose of redeeming the Securities of such Series. Any redemption pursuant to this Section 306 shall be effected in accordance with the other provisions of this Article Three.
          In the event that the Issuer elects to redeem the Securities of any Series pursuant to this Section 306, it shall deliver to the Trustee, prior to the giving of the notice of redemption to Holders, an Officers’ Certificate stating that it is entitled to redeem the Securities of such Series pursuant to this Section.
ARTICLE FOUR
SATISFACTION AND DISCHARGE
SECTION 401. Satisfaction and Discharge of Indenture.
          This Indenture shall upon Issuer Request of the Issuer cease to be of further effect with respect to any Series of Securities issued by the Issuer specified in the Issuer Request (except as to any surviving rights of registration of transfer or exchange of Securities of such Series expressly provided for herein or pursuant hereto, and the rights of Holders of Outstanding Securities to receive, solely from the trust fund described in subclause (B) of clause (1) of this Section, payments in respect of the principal of (and Make-Whole Amount, if any) and interest, if any, on such Securities when such payments are due and except as provided in the last paragraph of this Section 401) and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture as to such Series when
          (1) either
     (A) all Securities of such Series theretofore authenticated and delivered (other than Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 207, and Securities for whose payment money has theretofore been deposited in trust with the Trustee or any Paying Agent or segregated and held in trust by such Issuer and thereafter repaid to such Issuer, as provided in Section 1003) have been delivered to the Trustee for cancellation; or
     (B) all Securities of such Series thereto not theretofore delivered to the Trustee for cancellation
     (i) have become due and payable, or
     (ii) will become due and payable at their Stated Maturity within one year, or
     (iii) if redeemable at the option of the Issuer, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer, in the case of (i), (ii) or (iii) above, has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount in Dollars, sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal (and Make-Whole Amount, if any) and interest, if any, to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;
     (2) the Issuer or the Parent Guarantor has paid or caused to be paid all other sums payable hereunder by the Issuer or the Parent Guarantor, as the case may be, and
     (3) the Issuer has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture as to such Series have been complied with.
          Notwithstanding the satisfaction and discharge of this Indenture, the provisions of Section 1005, the obligations of the Issuer to the Trustee under Section 606, the obligations of the Trustee to any Authenticating Agent under Section 611 and, if money shall have been deposited with the Trustee pursuant to subclause (B) of clause (1) of this Section, the provisions of Sections 113, 114, 306 (and any other applicable provisions of Article Three), 1002 and 1003 and the obligations of the Trustee under Section 402 shall survive such satisfaction and discharge and remain in full force and effect.
SECTION 402. Application of Trust Money.
          Subject to the provisions of the last paragraph of Section 1003, all money deposited with the Trustee pursuant to Section 401 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer or the Parent Guarantor acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and Make-Whole Amount, if any) and interest, if any, for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.
ARTICLE FIVE
REMEDIES
SECTION 501. Events of Default.
          “Event of Default”, wherever used herein with respect to Securities of any Series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):
     (1) default in the payment of the principal of (or Make-Whole Amount, if any, on) any Security of that Series (other than any BIBC Settlement Date Payment Amount) at its Maturity; or
     (2) default in the payment of any interest on any Security of that Series, when such interest becomes due and payable, and continuance of such default for a period of 30 days; or
     (3) default in the payment of any BIBC Settlement Date Payment Amount, or in the performance, or breach, of any covenant or agreement of the Issuer or the Parent Guarantor in this Indenture in respect of the Securities of that Series (other than a default in the performance or breach of a covenant or agreement which is specifically dealt with elsewhere in this Section), where such default or breach continues for a period of 90 days after there has been given, by registered or certified mail, written notice to the Issuer and the Parent Guarantor by the Trustee or after written notice to the Issuer, the Parent Guarantor and the Trustee or after written notice to the Issuer, the Parent Guarantor and the Trustee by the Holders of at least 25% in principal amount of all Outstanding Securities affected thereby; or
     (4) failure to pay when due, after the expiration of any applicable grace period, any portion of the principal of, or involuntary acceleration of the maturity (which acceleration is not rescinded or annulled within 10 days) of, Indebtedness of the Issuer or the Parent Guarantor having an aggregate principal amount outstanding in excess of the greater of (i) $150,000,000 and (ii) 5% of Consolidated Net Tangible Assets; or
     (5) any of the Guarantees cease to be in full force and effect (other than in accordance with the terms of this Indenture) and such default continues for 10 days after written notice to the Issuer and the Parent Guarantor by the Trustee or after written notice to the Issuer, the Parent Guarantor and the Trustee by Holders of at least 25% in principal amount of al outstanding Notes affected thereby, or the Parent Guarantor denies or disaffirms its obligations under any of the Guarantees; or

     (6) the Issuer or the Parent Guarantor pursuant to or under or within the meaning of any Bankruptcy Law:
     (i) commences a proceeding or makes an application seeking a Bankruptcy Order;
     (ii) consents to the making of a Bankruptcy Order or the commencement of any proceeding or application seeking the making of a Bankruptcy Order against it;
     (iii) consents to the appointment of a Custodian of it or for any substantial part of its property;
     (iv) makes a general assignment for the benefit of its creditors or files a proposal or notice of intention to make a proposal or other scheme of arrangement involving the rescheduling, reorganizing or compromise of its indebtedness;
     (v) files an assignment in bankruptcy;
     (vi) consents to the filing of an assignment in bankruptcy or the appointment of or taking possession by a Custodian;
     (7) a court of competent jurisdiction in any involuntary case or proceeding makes a Bankruptcy Order against the Issuer or the Parent Guarantor, and such Bankruptcy Order remains unstayed and in effect for 90 consecutive days; or
     (8) a Custodian shall be appointed out of court with respect to the Issuer or the Parent Guarantor, or with respect to all or any substantial part of the property of the Issuer or the Parent Guarantor and such appointment shall not have been vacated, discharged, or stayed or bonded pending appeal within 90 days, or any encumbrancer shall take possession of all or any substantial part of the property of the Issuer or the Parent Guarantor and such possession shall not have reverted to the Issuer or the Parent Guarantor, as applicable, within 90 days.
          “Bankruptcy Law” means, in the case of the Parent Guarantor, the Bankruptcy and Insolvency Act (Canada), Companies’ Creditors Arrangement Act (Canada), Winding-Up & Restructuring Act (Canada), or any other Canadian federal or provincial law and, in the case of any particular Issuer, the law of the jurisdiction of such Issuer relating to bankruptcy, insolvency, winding-up, liquidation, dissolution, reorganization or relief of debtors or any similar law now or hereafter in effect for the relief from, or otherwise affecting, creditors. “Custodian” means any receiver, interim receiver, receiver and manager, trustee, assignee, liquidator, sequestrator, monitor, custodian or similar official or agent or any other Person with like powers. “Bankruptcy Order” means an order made by a court of competent jurisdiction in a proceeding pursuant to or within the meaning of any Bankruptcy Law, containing an adjudication of bankruptcy or insolvency, or providing for liquidation, winding-up, dissolution or reorganization, or appointing a Custodian of a debtor or of all or any substantial part of a debtor’s property, or providing for the staying, arrangement, adjustment or compromise of indebtedness or other relief of a debtor.

          The Issuer and the Parent Guarantor shall be required to furnish the Trustee, within 30 days after it becomes aware of the occurrence thereof, written notice of any event which would constitute an Event of Default under this Section 501(5) above.
SECTION 502. Acceleration of Maturity; Rescission and Annulment.
          If an Event of Default described in clause (1) or (2) of Section 501 with respect to Securities of any Series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of that Series may declare the principal amount of all of the Outstanding Securities of that Series and any accrued but unpaid interest thereon to be due and payable immediately, by a notice in writing to the Issuer and the Parent Guarantor (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified portion thereof) and any accrued but unpaid interest thereon shall become immediately due and payable. If an Event of Default described in clause (3) of Section 501 occurs and is continuing with respect to the Securities of one or more Series, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of all Series affected thereby (as one class) may declare the principal amount of all of the Outstanding Securities of such affected Series and any accrued but unpaid interest thereon to be due and payable immediately, by a notice in writing to the Issuer and the Parent Guarantor (and to the Trustee if given by the Holders) and upon any such declaration such principal amount (or specified portion thereof) and any accrued but unpaid interest thereon shall become immediately due and payable. If an Event of Default described in clause (4), (5), (6), (7) or (8) of Section 501 occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of all the Securities then Outstanding (as a class) may declare the principal amount of all of the Outstanding Securities and any accrued but unpaid interest thereon to be due and payable immediately, by a notice in writing to the Issuer and the Parent Guarantor (and to the Trustee if given by the Holders), and upon any such declaration such principal amount (or specified portion thereof) and any accrued but unpaid interest thereon shall become immediately due and payable.
          At any time after a declaration of acceleration with respect to Securities of any Series (or of all Series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter provided in this Article, the Holders of a majority in principal amount of the Outstanding Securities of such Series (or of all Series, as the case may be), by written notice to the Issuer, the Parent Guarantor and the Trustee, may rescind and annul such declaration and its consequences if:
     (1) the Issuer or the Parent Guarantor has paid or deposited with the Trustee a sum sufficient to pay in Dollars,
     (A) all overdue interest, if any, on all Outstanding Securities of that Series (or of all Series, as the case may be),
     (B) all unpaid principal of (and Make-Whole Amount, if any, on) all Outstanding Securities of that Series (or of all Series, as the case may be) which has become due otherwise than by such declaration of acceleration, and interest on such unpaid principal at the rate or rates prescribed therefor in such Securities,

     (C) to the extent lawful, interest on overdue interest, if any, at the rate or rates prescribed therefor in such Securities, and
     (D) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and
     (2) all Events of Default with respect to Securities of that Series (or of all Series, as the case may be), other than the non-payment of amounts of principal of or interest on Securities of that Series (or of all Series, as the case may be) which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.
No such rescission shall affect any subsequent default or impair any right consequent thereon.
SECTION 503. Collection of Indebtedness and Suits for Enforcement by Trustee.
          The Issuer covenants that if:
     (1) default is made in the payment of any installment of interest on any Security issued by the Issuer and when such interest becomes due and payable and such default continues for a period of 30 days, or
     (2) default is made in the payment of the principal of (or Make-Whole Amount, if any, on) any Security issued by the Issuer at the Maturity thereof, then the Issuer will, upon demand of the Trustee, pay to the Trustee for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities, and interest on any overdue principal (and Make-Whole Amount, if any) and to the extent lawful on any overdue interest, at the rate or rates prescribed therefor in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.
          If the Issuer fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Issuer, the Parent Guarantor or any other obligor upon such Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Issuer, the Parent Guarantor or any other obligor upon such Securities, wherever situated.
          If an Event of Default with respect to Securities of any Series (or of all Series, as the case may be) occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such Series (or of all Series, as the case may be) by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.
SECTION 504. Trustee May File Proofs of Claim.
          In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Issuer, the Parent Guarantor or any other obligor upon the Securities or the property of the Issuer, the Parent Guarantor or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Issuer or the Parent Guarantor for the payment of overdue principal, Make-Whole Amount, if any, or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,
     (i) to file and prove a claim for the whole amount of principal (and Make-Whole Amount, if any), owing and unpaid in respect of the Securities or the Guarantees and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and
     (ii) to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same;
and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 606.
          Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the Guarantees or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.
SECTION 505. Trustee May Enforce Claims Without Possession of Securities.
          All rights of action and claims under this Indenture, the Securities or the Guarantees may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

SECTION 506. Application of Money Collected.
          Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (or Make-Whole Amount, if any) or interest, if any, upon presentation of the Securities, and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:
          First: To the payment of all amounts due the Trustee under Section 606;
          Second: To the payment of the amounts then due and unpaid for principal of (and Make-Whole Amount, if any) and interest, if any, on the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal (and Make-Whole Amount, if any) and interest, if any, respectively; and
          Third: The balance, if any, to the Person or Persons entitled thereto.
SECTION 507. Limitation on Suits.
          No Holder of any Security of any Series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, the Securities or the Guarantees, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless
     (1) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that Series;
     (2) the Holders of not less than 25% in principal amount of the Outstanding Securities of all Series affected by such Event of Default (determined as provided in Section 502 and, if more than one Series of Securities, as one class), shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;
     (3) such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;
     (4) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and
     (5) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority or more in principal amount of the Outstanding Securities of all Series affected by such Event of Default (determined as provided in Section 502 and, if more than one Series of Securities, as one class);
it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders of Outstanding Securities of such affected Series, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all Holders of Outstanding Securities of such affected Series. For purposes of clarity, it is hereby understood and agreed that an Event of Default described in clause (1), or (2) of Section 501 with respect to the Securities of any Series shall, for purposes of this Section 507, be deemed to affect only such Series of Securities.
SECTION 508. Unconditional Right of Holders to Receive Principal, Premium and Interest.
          Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment, as provided herein (including, if applicable, Article Fourteen) and in such Security (and the Guarantees endorsed thereon) of the principal of (and Make-Whole Amount, if any) and interest, if any, on, such Security on the respective Stated Maturities expressed in such Security (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.
SECTION 509. Restoration of Rights and Remedies.
          If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, the Parent Guarantor, the Trustee and the Holders of Securities shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.
SECTION 510. Rights and Remedies Cumulative.
          Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders of Securities is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not, to the extent permitted by law, prevent the concurrent assertion or employment of any other appropriate right or remedy.
SECTION 511. Delay or Omission Not Waiver.
          No delay or omission of the Trustee or of any Holder of any Security to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.
SECTION 512. Control by Holders.

          The Holders of not less than a majority in principal amount of the Outstanding Securities of all Series affected by an Event of Default (determined as provided in Section 502 and, if more than one Series of Securities, as one class) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Outstanding Securities of such affected Series (and the Guarantees in respect thereof), provided in each case
     (1) such direction shall not be in conflict with any rule of law or with this Indenture,
     (2) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction, and
     (3) the Trustee need not take any action which might expose the Trustee to personal liability or be unduly prejudicial to the Holders of Outstanding Securities of such affected Series not joining therein.
For purposes of clarity, it is hereby understood and agreed that an Event of Default described in clause (1) or (2) of Section 501 with respect to the Securities of any Series shall, for purposes of this Section 512, be deemed to affect only such Series of Securities.
SECTION 513. Waiver of Past Defaults.
          Subject to Section 502, the Holders of not less than a majority in principal amount of the Outstanding Securities of all Series with respect to which a Default shall have occurred and be continuing (as one class if more than one Series) may on behalf of the Holders of all the Outstanding Securities of such affected Series waive any such past Default, and its consequences, except a Default
     (1) in respect of the payment of the principal of (or Make-Whole Amount, if any) or interest, if any, on any Security, or
     (2) in respect of a covenant or provision which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security of such affected Series.
          Upon any such waiver, any such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. For purposes of clarity, it is hereby understood and agreed that an Event of Default described in clause (1) or (2) of Section 501 with respect to the Securities of any Series shall, for purposes of this Section 513, be deemed to affect only such Series of Securities.
SECTION 514. Waiver of Stay or Extension Laws.
          The Issuer and the Parent Guarantor covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuer and the Parent Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.
SECTION 515. Undertaking for Costs.
          All parties to this Indenture agree, and each Holder of any Security by its acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of any undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in such suit having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Outstanding Securities, or to any suit instituted by any Holder for the enforcement of the payment of the principal of (or Make-Whole Amount, if any) or interest on any Security (or under any Guarantee) on or after the respective Stated Maturities expressed in such Security (or, in the case of redemption, on or after the Redemption Date).
SECTION 516. Effect of Event of Default
          Upon the occurrence of an Event of Default under either Series of the Securities or an Early Termination Date (as defined in the Copper Swap Agreements) under any Copper Swap Agreement, the Revolving Period shall cease, the Settlement Date, if any, coinciding with the occurrence of the Event of Default under either Series of the Securities or Early Termination Date under a Copper Swap Agreement and all Settlement Dates thereafter shall not occur (and if such Event of Default or Early Termination Date occurs on a Settlement Date, such Settlement Date shall be deemed not to have occurred for the purposes of the terms of the Securities relating to the Obligation Transfer Amount) and the Securities shall thereafter evidence an obligation of the applicable Issuer to pay their respective portions of the principal and accrued interest thereon, the aggregate of which will equal the original principal amount of the Securities of that Series (assuming no Securities of such Series have been redeemed prior to such date).
ARTICLE SIX
THE TRUSTEE
SECTION 601. Notice of Defaults.
          Within 90 days after the occurrence of any Default hereunder with respect to the Securities of any Series, the Trustee shall transmit a notice of such Default hereunder known to the Trustee, unless such Default shall have been cured or waived; provided, however, that, except in the case of a Default in the payment of the principal of (or Make-Whole Amount, if any) or interest, if any, on any Security of such Series, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders of Securities of such Series.
SECTION 602. Certain Rights of Trustee.
     (1) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;
     (2) any request or direction of the Issuer mentioned herein shall be sufficiently evidenced by the Issuer Request or Issuer Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;
     (3) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers’ Certificate;
     (4) the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;
     (5) except during a default, the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders of Securities of any Series pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;
     (6) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer and the Parent Guarantor, personally or by agent or attorney;
     (7) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder; and

     (8) the Trustee shall not be liable for any action taken, suffered or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture.
          The Trustee shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.
SECTION 603. Trustee Not Responsible for Recitals or Issuance of Securities.
          The recitals contained herein and in the Securities, except for the Trustee’s certificates of authentication, shall be taken as the statements of the Issuer and the Parent Guarantor, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities, except that the Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the Securities and perform its obligations hereunder. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Issuer of Securities or the proceeds thereof.
SECTION 604. May Hold Securities.
          The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Issuer or of the Trustee, in its individual or any other capacity, may become the owner or pledgee of Securities, may otherwise deal with the Issuer with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.
SECTION 605. Money Held in Trust.
          Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Issuer.
SECTION 606. Compensation and Reimbursement.
          Each of BIBC and the Parent Guarantor jointly and severally agree:
     (1) to pay to the Trustee from time to time such reasonable compensation as the Issuer and the Trustee shall from time to time agree in writing, for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);
     (2) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

     (3) to indemnify the Trustee for, and to hold it harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.
          The obligations of the Issuer under this Section to compensate the Trustee, to pay or reimburse the Trustee for expenses, disbursements and advances and to indemnify and hold harmless the Trustee shall constitute additional indebtedness hereunder and shall survive the satisfaction and discharge of this Indenture. As security for the performance of such obligations of the Issuer, the Trustee shall have a claim prior to the Securities upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of (or Make-Whole Amount, if any) or interest, if any, on particular Securities.
          When the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 501(5), (6) or (7), the expenses (including reasonable charges and expense of its counsel) of and the compensation for such services are intended to constitute expenses of administration under any applicable bankruptcy, insolvency or other similar law.
          The provisions of this Section shall survive the termination of this Indenture.
SECTION 607. Corporate Trustee Required; Eligibility; Conflicting Interests.
          There shall be at all times a Trustee hereunder which shall be eligible to act as Trustee and shall have a combined capital and surplus (together with that of its parent, if applicable) of at least $50,000,000. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of Federal, State, territorial or District of Columbia supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.
SECTION 608. Resignation and Removal; Appointment of Successor.
          (a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 609.
          (b) The Trustee may resign at any time with respect to the Securities of one or more Series by giving written notice thereof to the Issuer. If the instrument of acceptance by a successor Trustee required by Section 609 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such Series.

          (c) The Trustee may be removed at any time with respect to the Securities of any Series by Act of the Holders of not less than a majority in principal amount of the Outstanding Securities of such Series, delivered to the Trustee and to the Issuer.
          (d) If at any time:
     (1) the Trustee shall cease to be eligible under Section 607 and shall fail to resign after written request therefor by the Issuer or by any Holder who has been a bona fide Holder of a Security for at least six months, or
     (2) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Issuer, by a Board Resolution, may remove the Trustee with respect to all Securities or the Securities of such Series, or (ii) any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities of such Series and the appointment of a successor Trustee or Trustees.
          (e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Securities of one or more Series, the Issuer, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those Series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such Series and that at any time there shall be only one Trustee with respect to the Securities of any particular Series). If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any Series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities of such Series delivered to the Issuer and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment, become the successor Trustee with respect to the Securities of such Series and to that extent supersede the successor Trustee appointed by the Issuer. If no successor Trustee with respect to the Securities of any Series shall have been so appointed by the Issuer or the Holders and accepted appointment in the manner hereinafter provided, any Holder who has been a bona fide Holder of a Security of such Series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such Series.
          (f) The Issuer shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any Series and each appointment of a successor Trustee with respect to the Securities of any Series to the Holders of Securities of such Series in the manner provided for in Section 106. Each notice shall include the name of the successor Trustee with respect to the Securities of such Series and the address of its Corporate Trust Office.
SECTION 609. Acceptance of Appointment by Successor.

          (a) In case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Issuer, to the Parent Guarantor and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Issuer, the Parent Guarantor or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.
          (b) In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) Series, the Issuer, the Parent Guarantor, the retiring Trustee and each successor Trustee with respect to the Securities of one or more Series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those Series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those Series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those Series to which the appointment of such successor Trustee relates; but, on request of the Issuer, the Parent Guarantor or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those Series to which the appointment of such successor Trustee relates. Whenever there is a successor Trustee with respect to one or more (but less than all) Series of securities issued pursuant to this Indenture, the terms “Indenture” and “Securities” shall have the meanings specified in the provisos to the respective definitions of those terms in Section 101 which contemplate such situation.
          (c) Upon request of any such successor Trustee, the Issuer and the Parent Guarantor shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all rights, powers and trusts referred to in paragraph (a) or (b) of this Section, as the case may be.
          (d) No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

SECTION 610. Merger, Conversion, Consolidation or Succession to Business.
          Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities. In case any of the Securities shall not have been authenticated by such predecessor Trustee, any successor Trustee may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor Trustee. In all such cases such certificates shall have the full force and effect which this Indenture provides for the certificate of authentication of the Trustee; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or to authenticate Securities in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.
SECTION 611. Appointment of Authenticating Agent.
          At any time when any of the Securities remain Outstanding, the Trustee may appoint an Authenticating Agent or Agents with respect to one or more Series of Securities which shall be authorized to act on behalf of the Trustee to authenticate Securities of such Series and the Trustee shall give written notice of such appointment to all Holders of Securities of the Series with respect to which such Authenticating Agent will serve, in the manner provided for in Section 106. Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Any such appointment shall be evidenced by an instrument in writing signed by a Responsible Officer of the Trustee, and a copy of such instrument shall be promptly furnished to the Issuer. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Issuer and shall at all times be a corporation organized and doing business under the laws of the United States of America, any state thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by federal or state authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect specified in this Section.

          Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.
          An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Issuer. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Issuer. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Issuer and shall give written notice of such appointment to all Holders of Securities of the Series with respect to which such Authenticating Agent will serve, in the manner provided for in Section 106. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.
          The Trustee agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section, and the Trustee shall be entitled to be reimbursed for such payments, subject to the provisions of Section 606.
          If an appointment with respect to one or more Series is made pursuant to this Section, the Securities of such Series may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternate certificate of authentication in the following form:
          Dated:
          This is one of the Securities of the Series designated therein referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK
as Trustee

By

as Authenticating Agent

By

Authorized Officer

ARTICLE SEVEN
HOLDERS’ LISTS AND REPORTS BY TRUSTEE, ISSUERS AND PARENT
GUARANTOR
SECTION 701. Disclosure of Names and Addresses of Holders.
          Every Holder of Securities, by receiving and holding the same, agrees with the Issuer, the Parent Guarantor and the Trustee that none of the Issuer, the Parent Guarantor or the Trustee or any agent of any of them shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders, regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request.
SECTION 702. Reports by the Parent Guarantor.
          The Parent Guarantor shall:
     (1) file with the Trustee, within 15 days after the Parent Guarantor files the same with the Commission (but in no event later than 50 days after the Parent Guarantor is required to make such filing with the Commission), copies of the annual reports containing audited financial statements and copies of quarterly reports containing unaudited financial statements; and
     (2) in the event that the Parent Guarantor is not required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Commission, continue to file with the Commission and provide the Trustee;
     (a) within 140 days after the end of each fiscal year, annual reports on Form 20-F, 40-F or Form 10-K, as applicable (or any successor form), containing audited financial statements and the other information required to be contained therein (or required in such successor form); and
     (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K or Form 10-Q (or any successor form), containing unaudited financial statements and the other information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not the Parent Guarantor has any of its securities so listed.
     Each of such reports will be prepared in accordance with Canadian or United States disclosure requirements, as required by the appropriate form or report, and U.S. GAAP and/or accounting principles generally accepted in Canada, provided, however, that the Parent Guarantor shall not be so obligated to file such reports with the Commission if the Commission does not permit such filings; and

          (3) following the Note Exchange Date, for so long as any of the Securities remain outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, during any period in which the Parent Guarantor is not subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, make available upon written request the information required by Rule 144A(d)(4) under the Securities Act to (i) any holder or beneficial owner of the Securities in connection with any sale of such Securities and (ii) any prospective purchaser of such Securities from any such holder or beneficial owner designated by the holder or beneficial owner.
SECTION 703. The Parent Guarantor to Furnish Trustee Names and Addresses of Holders.
          The Parent Guarantor will furnish or cause to be furnished to the Trustee:
     (1) semi-annually, not later than 15 days after the regular record date for interest for each Series of Securities, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Securities of such Series as of such Regular Record Date, and
     (2) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Parent Guarantor of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished, provided, however, that so long as the Trustee is the Security Registrar, no such list shall be required to be furnished.
ARTICLE EIGHT
CONSOLIDATION, AMALGAMATION, MERGER, CONVEYANCE,
TRANSFER OR LEASE
SECTION 801. Issuer and Parent Guarantor May Amalgamate or Consolidate, etc., Only on Certain Terms.
          Neither the Issuer nor the Parent Guarantor shall amalgamate or consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any other Person, unless:
     (1) in a transaction in which the Issuer or the Parent Guarantor, as the case may be, does not survive or continue in existence or in which the Issuer or the Parent Guarantor, as the case may be, transfers or leases its properties and assets substantially as an entirety to any other Person, the Person formed by such amalgamation or consolidation or into which the Issuer or the Parent Guarantor, as the case may be, is merged or the Person which acquires by conveyance or transfer or otherwise, or which leases, the properties and assets of the Issuer or the Parent Guarantor, as the case may be, substantially as an entirety (A) shall be a corporation, partnership or trust organized under the laws of Canada or any province or territory of Canada or the United States of America, any state thereof or the District of Columbia or, if such consolidation, amalgamation, merger or other transaction would not impair

(as determined by resolution of the Board of Directors of the Parent Guarantor) the rights of the Holders of the Securities (including their rights under the Guarantees), in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than Canada or any province or territory of Canada, or the United States of America, any state thereof or the District of Columbia, the successor entity assumes by a supplemental indenture the obligations of the Issuer or the Parent Guarantor or both, as the case may be, under the Securities, the Guarantees and this Indenture to pay Additional Amounts, adding the name of such successor jurisdiction in addition to Canada in each place that Canada appears in Section 1404(4) of this Indenture and adding references to the provinces, territories, states or other applicable political subdivisions of such successor jurisdiction in addition to references to the provinces and territories of Canada appearing in Section 1404(4) of this Indenture and appropriately revising Section 1404(5) to add references to any “preference” or other similar period under applicable bankruptcy, insolvency or other similar laws of the successor jurisdiction or any province, territory, state or other political subdivision thereof and, if necessary, revising Sections 1404(5) and 1404(6) to extend the 91 day period referred to therein so that it is at least one day longer than any such “preference” or similar period of the successor jurisdiction; and (B) shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the obligations of the Issuer or the Parent Guarantor or both, as the case may be, in respect of the Securities and, in the case of the Parent Guarantor, the Guarantees and the performance and observance of every covenant of the Indenture to be performed or observed by the Issuer or the Parent Guarantor, as the case may be;
     (2) immediately before and after giving effect to such transaction, no Event of Default or event that after notice or passage of time or both would be an Event of Default shall have occurred and be continuing; and
     (3) the Issuer, the Parent Guarantor or such Person shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, conveyance, transfer or lease and such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.
          In the event that the Parent Guarantor shall enter into any amalgamation, consolidation, merger, conveyance, transfer or lease of the nature contemplated by the first paragraph of this Section 801, then the supplemental indenture contemplated by clause (1)(B) of such paragraph shall be entered into by the Parent Guarantor.
SECTION 802. Successor Person Substituted.
          Upon any consolidation or amalgamation by the Issuer or the Parent Guarantor with or merger by the Issuer or the Parent Guarantor into any other Person or any conveyance, transfer or lease of the properties and assets of the Issuer or the Parent Guarantor substantially as an entirety to any other Person in accordance with Section 801, the successor Person formed by such consolidation or amalgamation or into which the Issuer or the Parent Guarantor is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer or the Parent Guarantor, as the case may be, under this Indenture with the same effect as if such successor Person had been named as the Issuer or the Parent Guarantor, as the case may be, herein, and in the event of any such transaction, the Issuer (which term shall for this purpose mean the applicable Person named as an “Issuer” in the first paragraph of this Indenture or any successor Person which shall theretofore become such in the manner described in this Section 802) or the Parent Guarantor (which term shall for this purpose mean the Person named as the “Parent Guarantor” in the first paragraph of this Indenture or any successor Person which shall theretofore become such in the manner described in this Section 802), as the case may be, except in the case of a lease, shall be discharged of all obligations and covenants under this Indenture and the Securities and the Guarantees, as the case may be, and may be dissolved and liquidated.
          In the event that a successor Person shall succeed to, and be substituted for, the Issuer (other than the Parent Guarantor) as provided in the immediately preceding paragraph, then such Person shall be deemed to have succeeded to, and to have been substituted for, the Issuer, all on the same terms and subject to the same conditions set forth in the immediately preceding paragraph, mutatis mutandis.
SECTION 803. Securities to Be Secured in Certain Events.
          If, upon any consolidation or amalgamation of the Issuer or the Parent Guarantor with or merger of the Issuer or the Parent Guarantor into any other Person, or upon any conveyance, lease or transfer of the properties and assets of the Issuer or the Parent Guarantor substantially as an entirety to any other Person, any Principal Assets would thereupon become subject to any Lien, then unless such Lien could be created pursuant to Section 1009 without equally and ratably securing the Securities, the Parent Guarantor shall, prior to or simultaneously with such consolidation, amalgamation, merger, conveyance, lease or transfer, secure the Securities (together with, at the Parent Guarantor’s option, any other obligations that are not subordinate in right of payment to the Securities) equally and ratably with (or prior to) any and all obligations which upon such consolidation, amalgamation, merger, conveyance, lease or transfer are to become secured by such Lien, or will cause the Securities to be so secured, in each case for so long as such obligations are so secured.
ARTICLE NINE
SUPPLEMENTAL INDENTURES
SECTION 901. Supplemental Indentures Without Consent of Holders.
          Without the consent of any Holders, the Issuer and the Parent Guarantor, when authorized by or pursuant to a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:
     (1) to evidence the succession of another Person to the Issuer or the Parent Guarantor and the assumption by any such successor of the covenants of the Issuer or the Parent Guarantor contained herein and in the Securities or the Guarantees and to make the changes to Sections 1005 and 1404 contemplated by Section 801(1); or

     (2) to add to the covenants of the Issuer or the Parent Guarantor for the benefit of the Holders of all or any Series of Securities (and if such covenants are to be for the benefit of less than all Series of Securities, stating that such covenants are being included solely for the benefit of such Series) or to surrender any right or power herein conferred upon the Issuer or the Parent Guarantor, as the case may be; or
     (3) to add any additional Events of Default (and if such Events of Default are to be for the benefit of less than all Series of Securities, stating that such Events of Default are being included solely for the benefit of such Series); or
     (4) to change or eliminate any of the provisions of this Indenture; provided that any such change or elimination shall become effective only when there is no Security Outstanding of any Series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision; or
     (5) to secure the Securities pursuant to the requirements of Section 803 or 1009 or otherwise; or
     (6) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more Series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 609(b); or
     (7) to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture; provided such action under clause (B) shall not adversely affect the interests of the Holders of Securities of any Series (including, without limitation, their rights under any Guarantees) in any material respect; or
     (8) to supplement any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any Series of Securities pursuant to Sections 401, 1402 or 1403; provided that any such action shall not adversely affect the interests of the Holders of Securities of such Series or any other Series of Securities (including, without limitation, their rights under any Guarantees) in any material respect; or
     (9) to add any additional Joint Obligor designated by BIBC pursuant to Section 1201.
SECTION 902. Supplemental Indentures with Consent of Holders.
          With the consent of the Holders of not less than a majority in principal amount of all Outstanding Securities of all Series affected by such supplemental indenture, by Act of said Holders delivered to the Issuer, the Parent Guarantor and the Trustee, the Issuer and the Parent Guarantor, when authorized by or pursuant to a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture which affect such Series of Securities or of modifying in any manner the rights of the Holders of Securities of such Series under this Indenture; provided, however, neither the Issuer nor the Parent Guarantor shall be permitted to enter into an indenture or indentures supplemental hereto for the purpose of modifying or amending the terms of the Securities relating to the payment of the BIBC Settlement Date Payment Amounts without the consent of the applicable Counterparty or Counterparties; provided, further, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security of such Series,
     (1) change the Stated Maturity of the principal of (or Make-Whole Amount, if any) or any installment of interest on any Security of such Series, or reduce the principal amount thereof (or Make-Whole Amount, if any) or the rate of interest, if any, thereon, or the Redemption Price thereof, or any amount payable under Section 1005, change any obligation of the Issuer or the Parent Guarantor to pay Additional Amounts (or other amounts) contemplated by Section 1005 (except as contemplated by Section 801(1) and permitted by Section 901(1)), or change any Place of Payment where, or the Currency in which, any Security of such Series or any Make-Whole Amount or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or
     (2) reduce the percentage in principal amount of the Outstanding Securities of such Series required for any such supplemental indenture, for any waiver of compliance with certain provisions of this Indenture which affect such Series or certain defaults applicable to such Series hereunder and their consequences provided for in Section 513 or 1010 of this Indenture, or reduce the requirements of Section 1604 for quorum or voting with respect to Securities of such Series, or
     (3) modify any of the provisions of this Section, Section 513 or Section 1010, except to increase any such percentage or to provide that certain other provisions of this Indenture which affect such Series cannot be modified or waived without the consent of the Holder of each Outstanding Security of such Series.
          Any such supplemental indenture adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture, or modifying in any manner the rights of the Holders of Securities of such Series, shall not affect the rights under this Indenture of the Holders of Securities of any other Series.
          It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.
SECTION 903. Execution of Supplemental Indentures.
          In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.
SECTION 904. Effect of Supplemental Indentures.
          Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.
SECTION 905. Reference in Securities to Supplemental Indentures.
          Securities of any Series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Issuer or the Parent Guarantor shall so determine, new Securities of any Series and any Guarantees endorsed thereon so modified as to conform, in the opinion of the Trustee, the Issuer and the Parent Guarantor, to any such supplemental indenture may be prepared and executed by the Issuer and the Parent Guarantor and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such Series.
SECTION 906. Notice of Supplemental Indentures.
          Promptly after the execution by the Issuer, the Parent Guarantor and the Trustee of any supplemental indenture pursuant to the provisions of Section 902, the Issuer shall give notice thereof to the Holders of each Outstanding Security affected, in the manner provided for in Section 106, setting forth in general terms the substance of such supplemental indenture.
ARTICLE TEN
COVENANTS
SECTION 1001. Payment of Principal, Premium, if any, and Interest.
          The Issuer covenants and agrees for the benefit of the Holders of each Series of Securities issued by the Issuer that it will duly and punctually pay the principal of (and Make-Whole Amount, if any) and interest, if any, on the Securities of that Series in accordance with the terms of the Securities of such Series and this Indenture.
SECTION 1002. Maintenance of Office or Agency.
          The Issuer will maintain in each Place of Payment for any Series of Securities an office or agency where Securities of that Series may be presented or surrendered for payment, where Securities of that Series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Issuer in respect of the Securities of that Series and this Indenture may be served. The Parent Guarantor will maintain an office or agency in The

City of New York where notices and demands to or upon the Parent Guarantor in respect of the Securities of that Series and this Indenture may be served.
          The Issuer and the Parent Guarantor will give prompt written notice to the Trustee of the location, and any change in the location, of any such office or agency. If at any time the Issuer or the Parent Guarantor shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Issuer and the Parent Guarantor hereby appoints the same as its agents to receive such respective presentations, surrenders, notices and demands.
          The Issuer may also from time to time designate one or more other offices or agencies where the Securities of one or more Series may be presented or surrendered for any or all such purposes and may from time to time rescind any such designation; provided, however, that no such designation or rescission shall in any manner relieve the Issuer of its obligation to maintain an office or agency in accordance with the requirements set forth above for Securities of any Series for such purposes. Such Issuer will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. The Issuer hereby designates as a Place of Payment for each Series of Securities the office or agency of the Trustee in the Borough of Manhattan, The City of New York or, in the case of holders in Ontario, in Toronto, Ontario, Canada, and initially appoints the Trustee at its Corporate Trust Office as Paying Agent in such cities and as its agent to receive all such presentations, surrenders, notices and demands.
SECTION 1003. Money for Securities Payments to Be Held in Trust.
          If the Issuer or the Parent Guarantor shall at any time act as its own Paying Agent with respect to any Series of Securities and , it will, on or before each due date of the principal of (or Make-Whole Amount, if any) or interest, if any, on any of the Securities of that Series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum in Dollars sufficient to pay the principal of (or Make-Whole Amount, if any) or interest, if any, on Securities of such Series so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.
          Whenever the Issuer shall have one or more Paying Agents for any Series of Securities and, it will, prior to or on each due date of the principal of (or Make-Whole Amount, if any) or interest, if any, on any Securities of that Series, deposit with a Paying Agent a sum sufficient to pay the principal (or Make-Whole Amount, if any) or interest, if any, so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, Make-Whole Amount or interest, and (unless such Paying Agent is the Trustee) the Issuer will promptly notify the Trustee of its action or failure so to act.
          The Issuer will cause the bank through which payment of funds to the Paying Agent will be made to deliver to the Paying Agent by 10:00 a.m. (New York Time) two Business Days prior to the due date of such payment an irrevocable confirmation (by tested telex or authenticated Swift MT 100 Message) of its intention to make such payment.

          The Issuer will cause each Paying Agent (other than the Trustee) for any Series of Securities to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:
     (1) hold all sums held by it for the payment of the principal of (and Make-Whole Amount, if any) and interest, if any, on Securities of such Series in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;
     (2) give the Trustee notice of any default by the Issuer (or any other obligor upon the Securities of such Series) in the making of any payment of principal of (or Make-Whole Amount, if any) or interest, if any, on the Securities of such Series; and
     (3) at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.
          The Issuer may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Issuer Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Issuer or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which sums were held by the Issuer or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such sums.
          Except as provided in the Securities of any Series, any money deposited with the Trustee or any Paying Agent, or then held by the Issuer or the Parent Guarantor, in trust for the payment of the principal of (or Make-Whole Amount, if any) or interest, if any, on any Security of any Series, and remaining unclaimed for two years after such principal, Make-Whole Amount or interest has become due and payable shall be paid to the Issuer or the Parent Guarantor, or (if then held by the Issuer or the Parent Guarantor) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Issuer or the Parent Guarantor, as the case may be, for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer or the Parent Guarantor, as the case may be, as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, shall at the written direction and at the expense of the Issuer cause to be published once, in an Authorized Newspaper, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Issuer or the Parent Guarantor, as the case may be.
SECTION 1004. Statement as to Compliance.
          The Issuer and the Parent Guarantor will deliver to the Trustee, within 120 days after the end of each fiscal year (which as of the date hereof ends on the 31st day of December), a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of the Issuer’s or the Parent Guarantor’s compliance with all conditions and covenants under this Indenture and as to any default in such performance. For purposes of this Section 1004, such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.
SECTION 1005. Additional Amounts.
          All payments made by or on behalf of the Issuer or the Parent Guarantor under or with respect to the Securities or any Guarantees will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of any government in which jurisdiction the payor is engaged in business or resident for tax purposes or any state, province, municipality or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless the Issuer or the Parent Guarantor, as the case may be, is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If the Issuer or the Parent Guarantor is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Securities or the Guarantees, the Issuer or the Parent Guarantor, as the case may be, will pay to each Holder of such Securities (or to each Holder of the Securities on which such Guarantees are endorsed, as the case may be) as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such Holder after such withholding or deduction (and after deducting any Taxes on such Additional Amounts) will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted, except as described below. However, no Additional Amounts will be payable with respect to a payment made to a Holder (such Holder, an “Excluded Holder”) in respect of the beneficial owner thereof:
     (1) with which the Issuer or the Parent Guarantor, as the case may be, does not deal at arm’s length (for the purposes of the income tax laws of the jurisdiction imposing such taxes) at the time of the making of such payment;
     (2) which is subject to such Taxes by reason of the Holder being a resident, domiciliary or national of, engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with the jurisdiction imposing such Taxes otherwise than by the mere holding of Securities or the receipt of payments thereunder;
     (3) which is subject to such Taxes by reason of the Holder’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes (provided that the Issuer or the Parent Guarantor shall give written notice to the Trustee and the Holders of the Securities then outstanding of any change in such requirements); or
     (4) which is a fiduciary or partnership or Person other than the sole beneficial owner of such payment to the extent that the Taxes would not have been imposed on such payment had such holder been the sole beneficial owner of such Securities.

          The Issuer or the Parent Guarantor, as the case may be, will also:
     (i) make such withholding or deduction; and
     (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.
          The Issuer or the Parent Guarantor, as the case may be, will furnish to the Holders of the Securities, within 60 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by such person.
          The Issuer will and the Parent Guarantor will, jointly and severally, indemnify and hold harmless each Holder (other than an Excluded Holder) from and against and, upon written request, reimburse each such Holder for the amount (excluding any Additional Amounts that have previously been paid by the Issuer or the Parent Guarantor with respect thereto) of:
     (1) any Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Securities or the Guarantees;
     (2) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and
     (3) any Taxes imposed with respect to any reimbursement under clause (1) or (2) in this paragraph, but excluding any such Taxes on such Holder’s net income.
          At least five (5) days prior to each date on which any payment under or with respect to the Securities is due and payable, if the Issuer or the Parent Guarantor will be obligated to pay Additional Amounts with respect to such payment, the Issuer or the Parent Guarantor, as the case may be, will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable and specifying the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts (upon receipt by the Trustee from the Issuer or Parent Guarantor, as the case may be, of such Additional Amounts) to Holders on the date on which such payment is due and payable.
          In any event, no Additional Amounts or indemnity amounts will be payable under the provisions set forth above in this Section 1005 in respect of any Security in excess of the Additional Amounts and the indemnity amounts which would be required if, at all relevant times, the Holder of such Security were a resident of the United States and entitled to the benefits of the income tax treaty, if any, between the United States and the jurisdiction in which the payor is resident.
          Wherever in this Indenture, the Securities or the Guarantees there is mentioned, in any context, the payment of principal (or Make-Whole Amount, if any), interest, if any, or any other amount payable under or with respect to a Security or Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

          The provisions of this Section 1005 shall survive any termination, defeasance, covenant defeasance or discharge of this Indenture or of any Securities and the repayment, redemption or other retirement of the Securities.
SECTION 1006. Payment of Taxes and Other Claims.
          The Issuer and the Parent Guarantor will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all material taxes, assessments and governmental charges levied or imposed upon the Issuer or the Parent Guarantor, as the case may be, or upon the income, profits or property of the Issuer or the Parent Guarantor, as the case may be, and (2) all material lawful claims for labor, materials and supplies which, if unpaid, might by law become a Lien upon any property of the Issuer or the Parent Guarantor; provided, however, that the Issuer or the Parent Guarantor shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, governmental charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.
SECTION 1007. Maintenance of Properties.
          The Issuer and the Parent Guarantor will cause all its properties to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Issuer or the Parent Guarantor, as the case may be, may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times except to the extent that the failure to do so would not materially impair the operations of the Parent Guarantor and its Subsidiaries taken as a whole; provided, however, that nothing in this Section shall prevent or restrict the sale, abandonment or other disposition of any of such properties if such action is, in the judgment of the Issuer or the Parent Guarantor, as the case may be, desirable in the conduct of the business of the Issuer or the Parent Guarantor, as the case may be, and not disadvantageous in any material respect to the Holders.
SECTION 1008. Corporate Existence.
          Subject to Article Eight, the Issuer and the Parent Guarantor will do or cause to be done all things necessary to preserve and keep in full force and effect its existence (corporate or other) and the rights (charter and statutory) and franchises of the Issuer or the Parent Guarantor, as the case may be; provided, however, that the Issuer or the Parent Guarantor, as the case may be, shall not be required to preserve any such right or franchise if the Issuer or the Parent Guarantor, as the case may be, shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Issuer or the Parent Guarantor and its Subsidiaries as a whole, as the case may be.
SECTION 1009. Limitation on Liens.
          The Parent Guarantor will not, and will not permit any Restricted Subsidiary to, create, incur or assume any Lien (except for Permitted Liens) on any Principal Assets securing payment of Indebtedness of the Parent Guarantor or any of its Subsidiaries unless the Securities (together with, at the Parent Guarantor’s option, any other obligations that are not subordinate in right of payment to the Securities) are secured equally and ratably with (or prior to) any and all obligations secured or to be secured by any such Lien and for so long as such obligations are so secured.
          For greater certainty, the following shall not constitute Liens securing payment of Indebtedness:
     (a) all rights reserved to or vested in any Governmental Authority by the terms of any lease, license, franchise, grant or permit held by the Parent Guarantor or any Restricted Subsidiary, or by any statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition of the continuance thereof or to distrain against or to obtain a charge on any property or assets of the Parent Guarantor or any Restricted Subsidiary in the event of failure to make any such annual or other periodic payment;
     (b) any Lien upon any Principal Asset in favor of any party to a joint development or operating agreement or any similar Person paying all or part of the expenses of developing or conducting operations for the recovery, storage, treatment, transportation or sale of the mineral resources of the Principal Asset (or property or assets with which it is united) that secures the payment to such Person of the Parent Guarantor’s or any Restricted Subsidiary’s proportionate part of such development or operating expenses;
     (c) any acquisition by the Parent Guarantor or by any Restricted Subsidiary of any Principal Asset subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in precious metals or any other mineral or timber in place or the proceeds thereof; and
     (d) any conveyance or assignment whereby the Parent Guarantor or any Restricted Subsidiary conveys or assigns to any Person or Persons an interest in precious metals or any other mineral or timber in place or the proceeds thereof.
SECTION 1010. Waiver of Certain Covenants.
          The Issuer and the Parent Guarantor may, with respect to any Series of Securities, omit in any particular instance to comply with any term, provision or condition which affects such Series set forth in Section 803 or Sections 1006 to 1009, inclusive, if before the time for such compliance the Holders of at least a majority in principal amount of all Outstanding Securities of such Series, by Act of such Holders, waive such compliance in such instance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Issuer and the Parent Guarantor and the duties of the Trustee to Holders of Securities of such Series in respect of any such term, provision or condition shall remain in full force and effect.

ARTICLE ELEVEN
OBLIGATION TRANSFER AMOUNTS
SECTION 1101. Obligation Transfer Amounts
          On each Settlement Date, in respect of each Series of Securities, there shall be due and payable from BIBC an amount of principal on such Series of Securities (“Obligation Transfer Amount”) equal to the product of (i) the amount of metric tones of copper (the “Settlement Date Quantity”) set forth adjacent to such Settlement Date (a) in the case of the Series A Barrick Notes, in the column entitled “Series A Settlement Date Quantity” in the table on Appendix B hereto and (b) in the case of the Series B Barrick Notes, in the column entitled “Series B Settlement Date Quantity” in the table on Appendix B hereto and (ii) the price per metric ton (the “Fixed Price”) set forth adjacent to such Settlement Date (a) in the case of the Series A Barrick Notes, in the column entitled “Series A Fixed Price” in the table on Appendix B hereto and (b) in the case of the Series B Barrick Notes, in the column entitled “Series B Fixed Price” in the table on Appendix B hereto. The obligation of BIBC to repay the Obligation Transfer Amount for each Series of Securities on each Settlement Date shall be satisfied in full by payment of an amount (the “BIBC Settlement Date Payment Amount”) equal to the product of (1) the Floating Price set forth in the notice given by BIBC to ABXFC pursuant to Section 1103 for such Settlement Date and (2) the Settlement Date Quantity for such Settlement Date for each Series of Securities.
          In the event of a partial payment by BIBC of the BIBC Settlement Date Payment Amount, the aggregate principal amount payable by BIBC under the applicable Series of Notes shall be reduced (subject to BIBC’s obligations as a co-obligor) by the excess, if any, of (A) the Obligation Transfer Amount over (B) the amount by which the BIBC Settlement Date Payment Amount exceeds the amount actually paid by BIBC in respect of such BIBC Settlement Date Payment Amount. Any amounts of principal due and payable by BIBC (pursuant to this Section 1101) under a particular Series of Notes which remain unpaid on termination of the Revolving Period, shall cease to be currently due and payable and shall become due and payable at Maturity (as defined without regard to this Section 1101) of such Series of Notes and BIBC shall have no further liability in respect of any unpaid BIBC Settlement Date Payment Amounts. An amount equal to the Obligation Transfer Amount on any Settlement Date shall be advanced by ABXFC to the applicable Joint Obligor on such Settlement Date in accordance with and subject to Section 1102 of this Indenture.
          In the event that BIBC makes a payment in respect of a BIBC Settlement Date Payment Amount for which the corresponding Settlement Date has not yet occurred (by reason of the proviso in the definition of the term Settlement Date), then ABFXC shall return such payment to BIBC.
SECTION 1102. ABXFC Payment Obligation
          On each Settlement Date, in respect of each Series of Securities, ABXFC (as the sole holder of such Series of Securities) shall be required (subject to the receipt of funds by ABXFC) to advance to the Joint Obligor for such Settlement Date an amount (the “ABXFC Settlement Date Payment Amount”) equal to the Obligation Transfer Amount for each such Settlement Date in respect of such Series of Securities.

          The ABXFC Settlement Date Payment Amount for any Settlement Date will be advanced to the Joint Obligor for such Settlement Date only to the extent that (and at such times as) ABXFC receives (i) a payment in respect of the BIBC Settlement Date Payment Amount for such Settlement Date from BIBC in excess of any amount due to the Counterparties under the applicable Copper Swap Agreements in respect of such Settlement Date, and (ii) the amount (if any) payable by the Counterparties for such Settlement Date under the Copper Swap Agreements for the relevant Series of Securities. To the extent that any part of a BIBC Settlement Date Payment Amount for a Settlement Date and Series which is not paid in full by BIBC to ABXFC on such Settlement Date is, within the period commencing on such Settlement Date and ending 90 days after the giving of notice as referred to in Section 501(3) in respect of such partial payment, paid to ABXFC, ABXFC shall promptly thereafter advance an amount equal to such part to the Joint Obligor in respect of the ABXFC Settlement Date Payment Amount relating to such Settlement Date.
          Amounts advanced in respect of the ABXFC Settlement Date Payment Amount in respect of a Series of Securities to a Joint Obligor shall increase the principal amount payable by such Joint Obligor under such Series of Securities by such amount advanced in respect of the ABXFC Settlement Date Payment Amount, but will not affect the total principal amount of such Series of Securities outstanding immediately prior to such payment.
          BIBC will remain fully liable, as a co-obligor, for all amounts of principal and interest payable under such Securities by the applicable Joint Obligor.
          All interest payments made with respect to the Securities during the Revolving Period will be applied by ABXFC to pay interest on the ABXFC Notes.
SECTION 1103. BIBC’s Obligation to Notify ABXFC
          As soon as practicable on or prior to each Settlement Date, BIBC shall furnish to ABXFC written notice specifying the monthly arithmetic average of the Daily Official cash settlement prices of copper, as published by the London Metal Exchange, in respect of each commodity business day during the calendar month preceding a Settlement Date (the “Floating Price”) for such Settlement Date; provided that if such Daily Official cash settlement price is unavailable for any commodity business day during such calendar month, BIBC shall determine the Floating Price using such alternative prices as it shall determine in good faith acting in a commercially reasonable manner.
ARTICLE TWELVE
JOINT OBLIGORS
SECTION 1201. Designation of Joint Obligors
          At any time during the Revolving Period, BIBC may designate any of its Affiliates to act as a Joint Obligor for both Series of Securities in addition to the existing Joint Obligor or Joint Obligors, which designation shall be effective until a new additional Joint Obligor is designated by BIBC. Any such additional Joint Obligor shall be liable on the Securities solely in respect of the principal amount of Obligation Transfer Amounts advanced to such Joint Obligor on the Settlement Date(s) in respect of which it acts as Joint Obligor and any other amount payable thereon (provided, however, that BIBC will remain a co-obligor with respect to amounts payable under the Securities by any Joint Obligor). Any affiliate of BIBC designated by BIBC to act as Joint Obligor hereunder, shall execute a supplemental indenture in the form of Exhibit B hereto.
ARTICLE THIRTEEN
[INTENTIONALLY OMITTED]
ARTICLE FOURTEEN
DEFEASANCE AND COVENANT DEFEASANCE
SECTION 1401. Option to Effect Defeasance or Covenant Defeasance.
          The provisions of this Article Fourteen shall apply to each Series of Securities, and the Issuer or the Parent Guarantor may, at its option after the Note Exchange Date, effect defeasance of the Securities of a Series under Section 1402, or covenant defeasance of a Series under Section 1403 in accordance with the terms of such Securities and in accordance with this Article; provided, however, that, the Issuer or the Parent Guarantor may effect defeasance or covenant defeasance only with respect to all of the Securities of such Series.
SECTION 1402. Defeasance and Discharge.
          Upon the exercise by the Issuer or the Parent Guarantor of the above option applicable to this Section with respect to any Securities of a Series, the Issuer and the Parent Guarantor shall each be deemed to have been discharged from its obligations with respect to such Outstanding Securities and on the date the conditions set forth in Section 1404 are satisfied (hereinafter, “defeasance”). For this purpose, such defeasance means that the Issuer and the Parent Guarantor shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Securities and Guarantees, respectively, which shall thereafter be deemed to be “Outstanding” only for the purposes of Section 1405 and the other provisions of this Indenture referred to in (A), (B), (C) and (D) below, and to have satisfied all their other obligations under such Securities and Guarantees, respectively, and this Indenture insofar as such Securities and Guarantees are concerned (and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of Holders of such Outstanding Securities to receive, solely from the trust fund described in Section 1404 and as more fully set forth in such Section, payments in respect of the principal of (and Make-Whole Amount, if any) and interest, if any, on such Securities when such payments are due, (B) the Issuer’s, the Trustee’s and, if applicable, the Parent Guarantor’s obligations with respect to such Securities under Sections 113, 114, 306 (and any other applicable provisions of Article Three), 1002, 1003, 1005, (C) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (D) this Article Fourteen. Subject to compliance with this Article Fourteen, the Issuer or the Parent Guarantor may exercise its option under this Section 1402 notwithstanding the prior exercise of the option under Section 1403 with respect to such Securities and Guarantees.
SECTION 1403. Covenant Defeasance.

          Upon the exercise by the Issuer or the Parent Guarantor of the above option applicable to this Section with respect to any Securities of a Series, the Issuer and the Parent Guarantor shall be released from their obligations under Article Eight and Sections 1006 through 1009, in each case with respect to such Outstanding Securities and Guarantees, respectively, on and after the date the conditions set forth in Section 1404 are satisfied (hereinafter, “covenant defeasance”), and such Securities and Guarantees shall thereafter be deemed not to be “Outstanding” for the purposes of any direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “Outstanding” for all other purposes hereunder. For this purpose, such covenant defeasance means that, with respect to such Outstanding Securities and Guarantees, the Issuer and the Parent Guarantor may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 501(3) or otherwise, as the case may be, but, except as specified above, the remainder of this Indenture and such Securities and and Guarantees shall be unaffected thereby.
SECTION 1404. Conditions to Defeasance or Covenant Defeasance.
          The following shall be the conditions to application of either Section 1402 or Section 1403 to any Outstanding Securities of or within a Series:
     (1) The Issuer or the Parent Guarantor has deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 607 who shall agree to comply with the provisions of this Article Fourteen applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities (A) an amount in Dollars, or (B) Government Obligations applicable to such Securities, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment of principal of or Make-Whole Amount, if any, or interest, if any, or any other sums due under such Securities money in an amount, or (C) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent certified public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge, (i) the principal of (and Make-Whole Amount, if any) and interest, if any, and any other sums due under such Outstanding Securities on the Stated Maturity (or Redemption Date, if applicable) of such principal (and Make-Whole Amount, if any) or installment of interest, if any, or any other sums and (ii) or analogous payments applicable to such Outstanding Securities on the day on which such payments are due and payable in accordance with the terms of this Indenture and of such Securities and ; provided that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such Government Obligations to said payments with respect to such Securities. Before such a deposit, the Issuer may give to the Trustee, in accordance with Section 302 hereof, a notice of its election to redeem all or any portion of such Outstanding Securities at a future date in accordance with the terms of the Securities of such

Series and Article Three hereof, which notice shall be irrevocable. Such irrevocable redemption notice, if given, shall be given effect in applying the foregoing.
     (2) In the case of an election under Section 1402, the Issuer or the Parent Guarantor shall have delivered to the Trustee an Opinion of Counsel in the United States stating that (x) the Issuer or the Parent Guarantor, as the case may be, has received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of execution of this Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of such Outstanding Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.
     (3) In the case of an election under Section 1403, the Issuer or the Parent Guarantor shall have delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of such Outstanding Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.
     (4) The Parent Guarantor is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) and the Issuer is not an “insolvent person” under the relevant legislation in the jurisdiction of the Issuer, in each case, on the date of such deposit or at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).
     (5) No Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default with respect to such Securities shall have occurred and be continuing on the date of such deposit or, insofar as paragraphs (6), (7) or (8) of Section 501 are concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).
     (6) The Issuer or the Parent Guarantor has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940, as amended.
     (7) Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Issuer or the Parent Guarantor is a party or by which it is bound.
     (8) The Issuer or the Parent Guarantor shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the defeasance under Section 1402 or the covenant defeasance under Section 1403 (as the case may be) have been complied with.

SECTION 1405.	Deposited Money and Government Obligations to Be Held in Trust; Other Miscellaneous Provisions.
          Subject to the provisions of the last paragraph of Section 1003, all money and Government Obligations (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 1405, the “Trustee”) pursuant to Section 1404 in respect of such Outstanding Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent as the Trustee may determine (other than, with respect only to defeasance pursuant to Section 1402, the Issuer or the Parent Guarantor or any of their respective Affiliates), to the Holders of such Securities of all sums due and to become due thereon in respect of principal (and Make-Whole Amount, if any) and interest, if any, but such money need not be segregated from other funds except to the extent required by law.
          The Issuer and the Parent Guarantor, as the case may be, shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the Government Obligations deposited pursuant to Section 1404 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of such Outstanding Securities.
          Anything in this Article Fourteen to the contrary notwithstanding, the Trustee shall deliver or pay to the Issuer or the Parent Guarantor, as the case may be, from time to time upon request of the Issuer or the Parent Guarantor any money or Government Obligations (or other property and any proceeds therefrom) held by it as provided in Section 1404 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent defeasance or covenant defeasance, as applicable, in accordance with this Article.
SECTION 1406. Reinstatement.
          If the Trustee or any Paying Agent is unable to apply any money in accordance with Section 1405 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the obligations of the Issuer and the Parent Guarantor under this Indenture and such Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 1402 or 1403, as the case may be, until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 1405; provided, however, that if the Issuer makes any payment of principal of (or Make-Whole Amount, if any) or interest, if any, on any such Security following the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE FIFTEEN
GUARANTEE OF GUARANTEED SECURITIES
SECTION 1501. Guarantee.
          The Parent Guarantor hereby unconditionally and irrevocably guarantees to each Holder of a Security of each Series authenticated and delivered by the Trustee and to the Trustee on behalf of each such Holder, the due and punctual payment of the principal of, Make-Whole Amount, if any, and interest on such Security, and the due and punctual payment of Additional Amounts that may be payable with respect to such Security, if any, when and as the same shall become due and payable, whether on the Stated Maturity, by declaration of acceleration, call for redemption or otherwise, according to the terms thereof and of this Indenture. In case of the failure of the Issuer punctually to make any such payment of principal, Make-Whole Amount, if any, interest, or any Additional Amounts that may be payable with respect to any Security, the Parent Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether on the Stated Maturity or by declaration of acceleration, call for redemption or otherwise, and as if such payment were made by the Issuer.
          The Parent Guarantor hereby agrees that this Guarantee is a guarantee of payment and not of collection and that its obligations hereunder shall be as if it were principal debtor and not merely surety, and shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of any Security or this Indenture, any failure to enforce the provisions of any Security or this Indenture, or any waiver, modification or indulgence granted to the Issuer with respect thereto or hereto, by the Holder of any Security or by the Trustee or by any other circumstance or defense which may otherwise constitute a legal or equitable discharge of a surety or guarantor; provided, however, that, notwithstanding the foregoing, no such waiver, modification or indulgence shall, without the consent of the Parent Guarantor, increase the principal amount of any Security, or increase the interest rate thereon, or increase any Make-Whole Amount payable upon redemption thereof, or alter the Stated Maturity thereof. The Parent Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest or notice with respect to any Security or the indebtedness evidenced thereby or with respect to any Make-Whole Amount, if any, or Additional Amounts, if any, that may be payable with respect to such Security and all demands whatsoever, and covenants that its obligations under this Article Fifteen and the Guarantees will not be discharged except by payment in full of the principal of, Make-Whole Amount, if any, and interest on and any Additional Amounts that may be payable with respect to the Securities.
          The Parent Guarantor further agrees that, if any payment made by the Issuer under the Securities is at any time annulled, avoided, set aside, rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be refunded or repaid, under any applicable bankruptcy law, equitable cause or any other requirement of applicable law, then, to the extent of such amount required to be refunded, repaid or returned, the Parent Guarantor’s liability hereunder shall be and remain in full force and effect, as fully as if such payment or proceeds had never been made or received. If, prior to any of the foregoing, the Guarantees shall have been cancelled or surrendered, the Guarantees shall be reinstated in full force and effect, and such prior cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the obligations of the Parent Guarantor in respect of the amount of such payment.
          The Guarantees shall be the direct, unsecured and unsubordinated obligation of the Parent Guarantor, and will rank pari passu with all other unsubordinated obligations of the Parent Guarantor. The Guarantees shall not be subordinated in right of payment to all existing and future deposits with the Issuer by its affiliates or third parties, if any.
          The Parent Guarantor shall be subrogated to all rights of the Holder of any Security and the Trustee against the Issuer in respect of any amounts paid to such Holder by the Parent Guarantor pursuant to the provisions of this Article Fifteen and its Guarantee of such Security; provided, however, that the Parent Guarantor shall not be entitled to enforce or to receive any payments arising out of or based upon such right of subrogation until the principal of, Make-Whole Amount, if any, and interest on all Securities of the same Series issued under this Indenture and any Additional Amounts that may be payable with respect to such Securities shall have been paid in full.
          If any of the principal of, Make-Whole Amount, if any, interest on or Additional Amounts in respect of any Security is not recoverable from the Issuer for any reason (including any failure of such obligations to be legal, valid and binding obligations of the Issuer enforceable against the Issuer in accordance with their terms) the Parent Guarantor shall indemnify the Holders for such amounts and shall pay those amounts to the Holders on demand made by the Trustee. This applies whether or not the transaction relating to such obligations was void or illegal or has been subsequently avoided. A valid claim made under this indemnity, as it relates to a Guarantee, may only be made to the extent a corresponding claim under such Guarantee would have been valid and enforceable, but for such Guarantee being otherwise deemed invalid for any reason.
SECTION 1502. Execution and Delivery of Guarantees.
          The Guarantees to be endorsed on the Securities of each Series shall include the terms of the guarantees set forth in Section 1501 and any other terms that may be set forth in the form established pursuant to Section 1503 with respect to such Series. The Parent Guarantor hereby agrees to execute the Guarantees, in a form established pursuant to Section 1503, to be endorsed on each Security authenticated and delivered by a Trustee.
          The Guarantees shall be executed on behalf of the Parent Guarantor by its Chairman, its Chief Executive Officer, its President or a Vice President, together with any one of the Secretary, an Assistant Secretary, the Treasurer or Assistant Treasurer of the Parent Guarantor. The signature of any of these officers on the Guarantees may be manual or facsimile signatures of the present or any future such authorized officer and may be imprinted or otherwise reproduced on the Guarantees.
          Guarantees bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Parent Guarantor shall bind the Parent Guarantor, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of the Securities on which such Guarantees are endorsed or did not hold such offices at the date of such Securities.

          The delivery of any Security by a Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee endorsed thereon on behalf of the Parent Guarantor. The Parent Guarantor hereby agrees that its Guarantee set forth in Section 1501 shall remain in full force and effect notwithstanding any failure to endorse a Guarantee on any Guaranteed Security.
SECTION 1503. Form of Guarantee
          Guarantees to be endorsed on the Securities shall be in substantially the form set forth below:
GUARANTEE
OF
BARRICK GOLD CORPORATION
          For value received, Barrick Gold Corporation, a corporation incorporated under the laws of the Province of Ontario, having its principal executive offices at BCE Place, Canada Trust Tower, Suite 3700, 161 Bay Street, Toronto, Ontario, Canada M5J 2S1 (herein called the “Parent Guarantor”, which term includes any successor Person under the Indenture referred to in the Security upon which this Guarantee is endorsed), hereby unconditionally and irrevocably guarantees to the Holder of the Security upon which this Guarantee is endorsed and to the Trustee on behalf of each such Holder, the due and punctual payment of the principal of, Make-Whole Amount, if any, and interest on such Security, the due and punctual payment of Additional Amounts that may be payable with respect to such Security, when and as the same shall become due and payable, whether on the Stated Maturity, by declaration of acceleration, call for redemption or otherwise, according to the terms thereof and of the Indenture referred to therein. In case of the failure of the Issuer (as defined in such Indenture), punctually to make any such payment of principal, Make-Whole Amount, if any, interest, or any Additional Amounts that may be payable with respect to such Security or analogous payment, the Parent Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether on the Stated Maturity or by declaration of acceleration, call for redemption or otherwise, and as if such payment were made by the Issuer.
          The Parent Guarantor hereby agrees that this Guarantee is a guarantee of payment and not of collection and that its obligations hereunder shall be as if it were principal debtor and not merely surety, and shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of such Security or such Indenture, any failure to enforce the provisions of such Security or such Indenture, or any waiver, modification or indulgence granted to the Issuer with respect thereto, by the Holder of such Security or by the Trustee or by any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor; provided, however, that, notwithstanding the foregoing, no such waiver, modification or indulgence shall, without the consent of the Parent Guarantor, increase the principal amount of such Security, or increase the interest rate thereon, or increase any Make-Whole Amount payable upon redemption thereof, or alter the Stated Maturity thereof. The Parent Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest or notice with respect to such Security or the indebtedness evidenced thereby or with respect to any Make-Whole Amount, if any, or

Additional Amounts, if any, that may be payable with respect to such Security and all demands whatsoever, and covenants that its obligations under this Guarantee and Article Fifteen of the Indenture shall not be discharged except by payment in full of the principal of, Make-Whole Amount, if any, and interest on and any Additional Amounts that may be payable with respect to the Securities.
          The Parent Guarantor further agrees that, if any payment made by the Issuer under the Securities is at any time annulled, avoided, set aside, rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be refunded or repaid, under any applicable bankruptcy law, equitable cause or any other requirement of applicable law, then, to the extent of such amount required to be refunded, repaid or returned, the Parent Guarantor’s liability hereunder shall be and remain in full force and effect, as fully as if such payment or proceeds had never been made or received. If, prior to any of the foregoing, this Guarantee shall have been cancelled or surrendered, this Guarantee shall be reinstated in full force and effect, and such prior cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the obligations of the Parent Guarantor in respect of the amount of such payment.
          This Guarantee shall be the direct, unsecured and unsubordinated obligation of the Parent Guarantor, and will rank pari passu with all other unsubordinated obligations of the Parent Guarantor. This Guarantee shall not be subordinated in right of payment to all existing and future deposits with the Issuer by its affiliates or third parties, if any.
          The Parent Guarantor shall be subrogated to all rights of the Holder of such Security and the Trustee against the Issuer in respect of any amounts paid to such Holder by the Parent Guarantor pursuant to the provisions of this Guarantee; provided, however, that the Parent Guarantor shall not be entitled to enforce or to receive any payments arising out of or based upon such right of subrogation until the principal of, Make-Whole Amount, if any, and interest on all Securities of the same Series issued under such Indenture and any Additional Amounts that may be payable with respect to such Securities shall have been paid in full.
          If any of the principal of, Make-Whole Amount, if any, interest on or Additional Amounts in respect of any Security is not recoverable from the Issuer for any reason (including any failure of such obligations to be legal, valid and binding obligations of the Issuer enforceable against the Issuer in accordance with their terms) the Parent Guarantor shall indemnify the Holders for such amounts and shall pay those amounts to the Holders on demand made by the Trustee. This applies whether or not the transaction relating to such obligations was void or illegal or has been subsequently avoided. A valid claim made under this indemnity may only be made to the extent a corresponding claim under this Guarantee would have been valid and enforceable, but for this Guarantee being otherwise deemed invalid for any reason.
          No reference herein to such Indenture and no provision of this Guarantee or of such Indenture shall alter or impair the guarantees of the Parent Guarantor, which are absolute and unconditional, of the due and punctual payment of the principal of, Make-Whole Amount, if any, and interest on, and any Additional Amounts that may be payable with respect to, or analogous payments with respect to, the Security upon which this Guarantee is endorsed.

          This Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication of such Security shall have been manually executed by or on behalf of the Trustee under such Indenture.
          All terms used in this Guarantee which are defined in such Indenture shall have the meanings assigned to them in such Indenture.
          This Guarantee shall be governed by and construed in accordance with the laws of the State of New York.
          Executed and dated the date on the face hereof.

BARRICK GOLD CORPORATION

By

Name:
Title:

By

Name:
Title:
          Reference is made to Article Fifteen for further provisions with respect to the Guarantees.
SECTION 1504. Notice to Trustee.
          The Parent Guarantor shall give prompt written notice to the Trustee of any fact known to the Parent Guarantor which prohibits the making of any payment to or by the Trustee in respect of the Guarantee pursuant to the provisions of this Article Fifteen.
SECTION 1505. This Article Not to Prevent Events of Default.
          The failure to make a payment on account of principal of, Make-Whole Amount, if any, or interest on the Securities by reason of any provision of this Article will not be construed as preventing the occurrence of an Event of Default.
ARTICLE SIXTEEN
MEETINGS OF HOLDERS OF SECURITIES
SECTION 1601. Purposes for Which Meetings May Be Called.
          A meeting of Holders of Securities of such Series may be called at any time and from time to time pursuant to this Article to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be made, given or taken by Holders of Securities of such Series.
SECTION 1602. Call, Notice and Place of Meetings.

          (a) The Trustee may at any time call a meeting of Holders of Securities of any Series for any purpose specified in Section 1601, to be held at such time and at such place in The City of New York, as the Trustee shall determine. Notice of every meeting of Holders of Securities of any Series, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided for in Section 106, not less than 21 nor more than 180 days prior to the date fixed for the meeting.
          (b) In case at any time the Issuer, pursuant to a Board Resolution, the Parent Guarantor or the Holders of at least 10% in principal amount of the Outstanding Securities of any Series shall have requested the Trustee to call a meeting of the Holders of Securities of such Series for any purpose specified in Section 1601, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have made the first publication of the notice of such meeting within 21 days after receipt of such request or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Issuer, the Parent Guarantor or the Holders of Securities of such Series in the amount above specified, as the case may be, may determine the time and the place in The City of New York or in Toronto, Ontario, Canada for such meeting and may call such meeting for such purposes by giving notice thereof as provided in paragraph (a) of this Section.
SECTION 1603. Persons Entitled to Vote at Meetings.
          To be entitled to vote at any meeting of Holders of Securities of any Series, a Person shall be (1) a Holder of one or more Outstanding Securities of such Series, or (2) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Securities of such Series by such Holder of Holders. The only Persons who shall be entitled to be present or to speak at any meeting of Holders of Securities of any Series shall be the Person entitled to vote at such meeting and their counsel, any representatives of the Trustee and its counsel and any representatives of the Issuer and the Parent Guarantor and their respective counsel.
SECTION 1604. Quorum; Action.
          The Persons entitled to vote a majority in principal amount of the Outstanding Securities of a Series shall constitute a quorum for a meeting of Holders of Securities of such Series; provided, however, that, if any action is to be taken at such meeting with respect to a consent or waiver which this Indenture expressly provides may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Securities of a Series, the Persons entitled to vote such specified percentage in principal amount of the Outstanding Securities of such Series shall constitute a quorum. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of Securities of such Series, be dissolved. In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such adjourned meeting. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 1602(a), except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of any adjourned meeting shall state expressly the percentage, as provided above, of the principal amount of the Outstanding Securities of such Series which shall constitute a quorum.
          Subject to the foregoing, at the reconvening of any meeting adjourned for lack of a quorum the Persons entitled to vote 25% in principal amount of the Outstanding Securities at the time shall constitute a quorum for the taking of any action set forth in the notice of the original meeting.
          Except as limited by the proviso to Section 902, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted by the affirmative vote of the Holders of not less than a majority in principal amount of the Outstanding Securities of such Series; provided, however, that, except as limited by the proviso to Section 902, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Securities of a Series may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of not less than such specified percentage in principal amount of the Outstanding Securities of such Series.
          Any resolution passed or decision taken at any meeting of Holders of Securities of any Series duly held in accordance with this Section shall be binding on all the Holders of Securities of such Series, whether or not present or represented at the meeting.
          Notwithstanding the foregoing provisions of this Section 1604, if any action is to be taken at a meeting of Holders of Securities of any Series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Securities affected thereby, or of the Holders of such Series and one or more additional Series:
     (i) there shall be no minimum quorum requirement for such meeting; and
     (ii) the principal amount of the Outstanding Securities of such Series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under this Indenture.
SECTION 1605. Determination of Voting Rights; Conduct and Adjournment of Meetings.
          (a) Notwithstanding any provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders of Securities of a Series in regard to proof of the holding of Securities of such Series and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as its shall deem appropriate. Except as otherwise permitted or required by any such regulations, the holding of Securities shall be proved in the manner specified in Section 104 and the appointment of any proxy shall be proved in the manner specified in Section 104. Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in Section 104 or other proof.
          (b) The Trustee shall, by an instrument in writing appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Issuer, the Parent Guarantor or by Holders of Securities as provided in Section 1602(b), in which case the Issuer, the Parent Guarantor or the Holders of Securities of the Series calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Persons entitled to vote a majority in principal amount of the Outstanding Securities of such Series represented at the meeting.
          (c) At any meeting each Holder of a Security of such Series or proxy shall be entitled to one vote for each $1,000 principal amount of Outstanding Securities of such Series held or represented by him (determined as specified in the definition of “Outstanding” in Section 101); provided, however, that no vote shall be cast or counted at any meeting in respect of any Security challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a Holder of a Security of such Series or proxy.
          (d) Any meeting of Holders of Securities of any Series duly called pursuant to Section 1602 at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in principal amount of the Outstanding Securities of such Series represented at the meeting; and the meeting may be held as so adjourned without further notice.
SECTION 1606. Counting Votes and Recording Action of Meetings.
          The vote upon any resolution submitted to any meeting of Holders of Securities of any Series shall be by written ballots on which shall be subscribed the signatures of the Holders of Securities of such Series or of their representatives by proxy and the principal amounts and serial numbers of the Outstanding Securities of such Series held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record, at least in duplicate, of the proceedings of each meeting of Holders of Securities of any Series shall be prepared by the Secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in Section 1602 and, if applicable, Section 1604. Each copy shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one such copy shall be delivered to the Issuer, and another to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.
*     *     *     *     *

          This Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Indenture.
          IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the day and year first above written.

BARRICK GOLD CORPORATION, as Parent Guarantor

By:	/s/ Sybil Veenman

Name: Sybil Veenman
Title: Vice President, Assistant General Counsel and Secretary

By:	/s/ Ammar Al-Joundi

Name: Ammar Al-Joundi
Title: Senior Vice President, Finance

BARRICK INTERNATIONAL BANK CORP., as Issuer

By:	/s/ Ammar Al-Joundi

Name: Ammar Al-Joundi
Title: Director

By:	/s/ Stephen Robin Galbraith

Name: Stephen Robin Galbraith
Title: Director

BARRICK (HMC) MINING COMPANY as Joint Obligor

By:	/s/ Sybil Veenman

Name: Sybil Veenman
Title: Secretary

By:	/s/ Ammar Al-Joundi

Name: Ammar Al-Joundi
Title: Vice President and Treasurer

ABX FINANCING COMPANY (with respect to section 1102 only)

By:	/s/ Karen Cameron

Name: Karen Cameron
Title:

THE BANK OF NEW YORK, as Trustee

By:	/s/ Denise S. Moore

Name: Denise S. Moore
Title: Assistant Vice President

EXHIBIT A
FORM OF SECURITY
THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER (1) AGREES THAT IT WILL NOT, WITHIN THE TIME PERIOD REFERRED TO UNDER RULE 144(k) UNDER THE SECURITIES ACT AS IN EFFECT ON THE DATE OF TRANSFER OF THIS NOTE, RESELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A) TO THE PARENT GUARANTOR OR ANY SUBSIDIARY THEREOF, (B) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE) OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (2) AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IN CONNECTION WITH ANY TRANSFER OF THIS NOTE WITHIN THE TIME PERIOD REFERRED TO ABOVE, THE HOLDER MUST [CHECK THE APPROPRIATE BOX SET FORTH ON THE REVERSE HEREOF] RELATING TO THE MANNER OF SUCH TRANSFER AND SUBMIT THIS NOTE TO THE TRUSTEE. AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION”, “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT. THE INDENTURE CONTAINS A PROVISION REQUIRING THE TRUSTEE TO REFUSE TO REGISTER ANY TRANSFER OF THIS NOTE IN VIOLATION OF THE FOREGOING RESTRICTIONS.
*[UNLESS THIS GLOBAL NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY GLOBAL NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO.,

*	Include if Securities are to be issued in global form following the Note Exchange Date. At the time of this writing, DTC will not accept global securities with an aggregate principal amount in excess of $500,000,000. If the aggregate principal amount of the offering exceeds this amount, use more than one Global Note. If a Global Note is issued after the period specified in Rule 144(k) of the Securities Act, the Restricted Securities Legend should be removed.

HAS AN INTEREST HEREIN. TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN SECTION 204 OF THE INDENTURE.]
BARRICK INTERNATIONAL BANK CORP.
[5.75] [6.35]% [Series A] [Series B] Barrick Copper Note due [2016] [2036]
No.                           $
CUSIP:
          BARRICK INTERNATIONAL BANK CORP., a corporation incorporated under the laws of Barbados, for value received, hereby promises to pay to [ABX Financing Company] [Cede & Co.]*, or registered assigns, the principal sum of $                                                                                                      (                                                                                                       DOLLARS) on [date and year], at the office or agency of the Issuer referred to below, and to pay interest thereon semi-annually on April 15 and October 15 in each year, commencing on April 15, 2007, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of [5.75] [6.35]% per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue principal, Make-Whole Amount, if any, or interest at the rate borne by this Security from the date on which such overdue principal, Make-Whole Amount, if any, or interest becomes payable to the date payment of such principal, Make-Whole Amount, if any, or interest has been made or duly provided for (provided that no amount of principal, interest or Make-Whole Amount, if any, shall be required to be paid by it in the event that such amount is paid by Barrick (HMC) Mining Company or another Joint Obligor). Barrick (HMC) Mining Company, a corporation incorporated under the State of Delaware and each other Joint Obligor designated as such pursuant to Section 1201 of the Indenture, for value received, promises to pay to such person, in such manner, and on such dates as provided in the immediately preceding sentence, the amount of principal, Make-Whole Amount, if any, or interest pursuant to Section 1102 of the Indenture and the third paragraph of the reverse of this Security. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more predecessor Securities) is registered at the close of business on the regular record date for such interest, which shall be the April 1 or the October 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and such Defaulted Interest, and (to the extent lawful) interest on such Defaulted Interest at the rate borne by the Securities of this Series, may be paid to the Person in whose name this Security (or one or more predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this Series not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this Series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture. Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.
          Unless the certificate of authentication hereon has been duly executed by the Trustee by manual signature, this Security shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

          IN WITNESS WHEREOF, each of Barrick International Bank Corp. and Barrick (HMC) Mining Company has caused this instrument to be duly executed.

BARRICK INTERNATIONAL BANK CORP.

By

By

BARRICK (HMC) MINING COMPANY

By

By
TRUSTEE’S CERTIFICATE OF AUTHENTICATION
          This is one of the Securities of the Series designated therein referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK,
as Trustee

By
Authorized Officer

GUARANTEE OF BARRICK GOLD CORPORATION
          For value received, Barrick Gold Corporation, a corporation incorporated under the laws of the Province of Ontario, having its principal executive offices at BCE Place, Canada Trust Tower, Suite 3700, 161 Bay Street, Toronto, Ontario, Canada M5J 2S1 (herein called the “Parent Guarantor”, which term includes any successor Person under the Indenture referred to in the Security upon which this Guarantee is endorsed), hereby unconditionally and irrevocably guarantees to the Holder of the Security upon which this Guarantee is endorsed and to the Trustee on behalf of each such Holder, the due and punctual payment of the principal of, Make-Whole Amount, if any, and interest on such Security, the due and punctual payment of Additional Amounts that may be payable with respect to such Security, when and as the same shall become due and payable, whether on the Stated Maturity, by declaration of acceleration, call for redemption or otherwise, according to the terms thereof and of the Indenture referred to therein. In case of the failure of the Issuer (as defined in such Indenture), punctually to make any such payment of principal, Make-Whole Amount, if any, interest, or any Additional Amounts that may be payable with respect to such Security or analogous payment, the Parent Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether on the Stated Maturity or by declaration of acceleration, call for redemption or otherwise, and as if such payment were made by the Issuer.
          The Parent Guarantor hereby agrees that this Guarantee is a guarantee of payment and not of collection and that its obligations hereunder shall be as if it were principal debtor and not merely surety, and shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of such Security or such Indenture, any failure to enforce the provisions of such Security or such Indenture, or any waiver, modification or indulgence granted to the Issuer with respect thereto, by the Holder of such Security or by the Trustee or by any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor; provided, however, that, notwithstanding the foregoing, no such waiver, modification or indulgence shall, without the consent of the Parent Guarantor, increase the principal amount of such Security, or increase the interest rate thereon, or increase any Make-Whole Amount payable upon redemption thereof, or alter the Stated Maturity thereof. The Parent Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest or notice with respect to such Security or the indebtedness evidenced thereby or with respect to any Make-Whole Amount, if any, or Additional Amounts, if any, that may be payable with respect to such Security and all demands whatsoever, and covenants that its obligations under this Guarantee and Article Fifteen of the Indenture shall not be discharged except by payment in full of the principal of, Make-Whole Amount, if any, and interest on and any Additional Amounts that may be payable with respect to the Securities.
          The Parent Guarantor further agrees that, if any payment made by the Issuer under the Securities is at any time annulled, avoided, set aside, rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be refunded or repaid, under any applicable bankruptcy law, equitable cause or any other requirement of applicable law, then, to the extent of such amount required to be refunded, repaid or returned, the Parent Guarantor’s liability hereunder shall be and remain in full force and effect, as fully as if such payment or proceeds had never been made or received. If, prior to any of the foregoing, this Guarantee shall have been cancelled or surrendered, this Guarantee shall be reinstated in full force and effect, and such prior cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the obligations of the Parent Guarantor in respect of the amount of such payment.
          This Guarantee shall be the direct, unsecured and unsubordinated obligation of the Parent Guarantor, and will rank pari passu with all other unsubordinated obligations of the Parent Guarantor. This Guarantee shall not be subordinated in right of payment to all existing and future deposits with the Issuer by its affiliates or third parties, if any.
          The Parent Guarantor shall be subrogated to all rights of the Holder of such Security and the Trustee against the Issuer in respect of any amounts paid to such Holder by the Parent Guarantor pursuant to the provisions of this Guarantee; provided, however, that the Parent Guarantor shall not be entitled to enforce or to receive any payments arising out of or based upon such right of subrogation until the principal of, Make-Whole Amount, if any, and interest on all Securities of the same Series issued under such Indenture and any Additional Amounts that may be payable with respect to such Securities shall have been paid in full.
          If any of the principal of, Make-Whole Amount, if any, interest on or Additional Amounts in respect of any Security is not recoverable from the Issuer for any reason (including any failure of such obligations to be legal, valid and binding obligations of the Issuer enforceable against the Issuer in accordance with their terms) the Parent Guarantor shall indemnify the Holders for such amounts and shall pay those amounts to the Holders on demand made by the Trustee. This applies whether or not the transaction relating to such obligations was void or illegal or has been subsequently avoided. A valid claim made under this indemnity may only be made to the extent a corresponding claim under this Guarantee would have been valid and enforceable, but for this Guarantee being otherwise deemed invalid for any reason.
          No reference herein to such Indenture and no provision of this Guarantee or of such Indenture shall alter or impair the guarantees of the Parent Guarantor, which are absolute and unconditional, of the due and punctual payment of the principal of, Make-Whole Amount, if any, and interest on, and any Additional Amounts that may be payable with respect to, or analogous payments with respect to, the Security upon which this Guarantee is endorsed.
          This Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication of such Security shall have been manually executed by or on behalf of the Trustee under such Indenture.
          All terms used in this Guarantee which are defined in such Indenture shall have the meanings assigned to them in such Indenture.
          This Guarantee shall be governed by and construed in accordance with the laws of the State of New York.
          Executed and dated the date on the face hereof.

BARRICK GOLD CORPORATION

By
Name:
Title:

By
Name:
Title:

[Form of Reverse]
          This Security is one of a duly authorized issue of securities of the Issuer (as defined in the Indenture) designated as its [[5.75% Series A Barrick Copper Notes due 2016] [6.35% Series B Barrick Copper Notes due 2036] (herein called the “Securities”), limited (except as otherwise provided in the Indenture referred to below) in aggregate principal amount to $[     ,000,000], which may be issued under an indenture (herein called the “Indenture”) dated as of October 12, 2006 among Barrick Gold Corporation, Barrick International Bank Corp., Barrick (HMC) Mining Company, ABX Financing Company (as to certain provisions only) and The Bank of New York, as trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Parent Guarantor, the Issuer, the Trustee and the Holders of the Securities, and of the terms upon which the Securities are, and are to be, authenticated and delivered. [This Security is a Global Note representing $[     ,     ,000] aggregate principal amount of the Securities of this Series.]***
          Payment of the principal of (and the Make-Whole Amount, if any,) and interest on this Security will be made at the office or agency of the Issuer maintained for that purpose in the Borough of Manhattan, The City of New York in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made at the option of the Issuer (i) by check mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (ii) by wire transfer to an account maintained in the United States by the Person entitled to such payment as specified in the Security Register. Notwithstanding the foregoing, payments of principal, Make-Whole Amount, if any, and interest on a Global Note registered in the name of a Depositary or its nominee will be made by wire transfer of immediately available funds. Principal paid in relation to any Security of this Series at Maturity shall be paid to the Holder of such Security only upon presentation and surrender of such Security to such office or agency referred to above.
          With respect to any amount payable on this Series of Securities, each Joint Obligor shall be obligated to pay such amount multiplied by such Joint Obligor’s Joint Obligor Fraction (except as specified in any Notice of Redemption). “Joint Obligor Fraction” means, as of a date of determination, a fraction (i) the numerator of which shall be equal to the Joint Obligor Amount for this Series of Securities as of such date and (ii) the denominator of which shall be equal to the aggregate outstanding principal amount of this Series of Securities as of such date (in each case, determined before giving effect to any payment to be made on such date). “Joint Obligor Amount” means, as of a date of determination, the total sum in respect of the Obligation Transfer Amount for this Series of Securities advanced to such Joint Obligor pursuant to Article Eleven of the Indenture prior to such date minus any principal amount of this Series of Securities that such Joint Obligor was obligated to pay but was redeemed prior to such date.
          The Issuer and the Parent Guarantor will pay to the Holder of this Security such Additional Amounts and other amounts as may be payable under Section 1005 of the Indenture. Whenever in this Security there is mentioned, in any context, the payment of principal (or Make-Whole Amount, if any), interest or any other amount payable under or with respect to this Security, such mention

***	Include in a Global Note.

shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
          The Securities are subject to redemption as set forth in Article 3 of the Indenture.
          In the case of any redemption of Securities of this Series, interest installments whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities, or one or more predecessor Securities, of record at the close of business on the relevant record dates according to their terms. Securities of this Series (or portions thereof) for whose redemption payment is made or duly provided for in accordance with the Indenture shall cease to bear interest from and after the Redemption Date.
          In the event of redemption of this Security in part only, a new Security or Securities of this Series for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.
          If an Event of Default shall occur and be continuing, the principal of and accrued but unpaid interest on all the Securities may be declared due and payable in the manner and with the effect provided in the Indenture.
          The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Issuer and the Parent Guarantor on this Security and (b) certain restrictive covenants and the related Defaults and Events of Default applicable to the Securities of this Series, upon compliance by the Issuer and the Parent Guarantor, with certain conditions set forth therein, which provisions apply to this Security.
          The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer, the Parent Guarantor and the rights of the Holders under the Indenture at any time by the Issuer, the Parent Guarantor and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding of all Series affected by such amendment or modification. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities of this Series at the time Outstanding, on behalf of the Holders of all the Securities of this Series, to waive compliance by the Issuer and the Parent Guarantor with certain provisions of the Indenture and also contains provisions permitting the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of all Series with respect to which a Default shall have occurred and shall be continuing, on behalf of the Holders of all Outstanding Securities of such affected Series, to waive certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Security.
          No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Issuer and the Parent Guarantor, which is absolute and unconditional, to pay the principal of (and Make-Whole Amount, if any, on) and interest on this Security at the times, place, and rate, and in the coin or currency, herein prescribed.

          As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registerable on the Security Register of the Issuer, upon surrender of this Security for registration of transfer at the office or agency of the Issuer maintained for such purpose in the Borough of Manhattan, The City of New York and Toronto, Ontario duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this Series, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.
          The Securities of this Series are issuable only in registered form without coupons in denominations of $100,000 and any $1,000 integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Securities of this Series are exchangeable for a like aggregate principal amount of Securities of this Series of a different authorized denomination, as requested by the Holder surrendering the same.
          No service charge shall be made for any registration of transfer or exchange of Securities of this Series, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.
          Prior to the time of due presentment of this Security for registration of transfer, the Issuer, the Trustee and any agent of the Issuer or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security is overdue, and neither the Issuer, the Trustee nor any agent shall be affected by notice to the contrary.
          Interest on this Security shall be computed on the basis of a 360-day year of twelve 30-day months. For the purposes of disclosure under the Interest Act (Canada), the yearly rate of interest which is equivalent to the rate payable hereunder is the rate payable hereunder multiplied by the actual number of days in the year divided by 360.
          [All Global Notes will be exchanged by the Issuer for Definitive Notes if the Issuer delivers to the Trustee notice from the Depositary that the Depositary is unwilling or unable to continue to act as Depositary for the Global Notes and the Issuer thereupon fails to appoint a successor Depositary within 90 days. Upon the occurrence of such event, Definitive Notes shall be issued in such names as the Depositary shall instruct the Trustee in writing.]**
          The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York.
          All references herein to “Dollars” or “$” means a dollar or other equivalent unit in such coin or currency of the United States of America as at the time should be legal tender for the payment of public and private debts, and all terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

**	Include for global security.

ASSIGNMENT FORM*

To assign this Security, fill in the form below:
I or we assign and transfer this Security to

(INSERT ASSIGNEE’S SOC. SEC., SOC. INS. OR TAX ID NO.)
(Print or type assignee’s name, address and zip or postal code)
and irrevocably appoint                                                                                                                                              agent
to transfer this Security on the books of the [Guarantor] [Subsidiary Issuer]. The agent may substitute another to act for him.

Dated:	Your Signature:
(Sign exactly as name appears on the other side of this Security)

Signature Guarantee:

(Signature must be guaranteed by a commercial bank or trust company, by a member or members’ organization of The New York Stock Exchange or by another eligible guarantor institution as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934)

*	Omit if a global security

EXHIBIT B
[FORM OF SUPPLEMENTAL INDENTURE
TO BE DELIVERED BY SUBSEQUENT JOINT OBLIGORS]
          SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of                     , 200     , among                      (the “New Joint Obligor”), BARRICK INTERNATIONAL BANK CORP., a corporation duly organized and existing under the laws of Barbados (the “BIBC”), BARRICK (HMC) MINING COMPANY, a corporation duly organized and existing under the laws of the state of Delaware (“BMC”), ABX FINANCING COMPANY (as to certain provisions only), a Cayman Islands exempted company incorporated with limited liability (“ABXFC”), BARRICK GOLD CORPORATION, in its capacity as Parent Guarantor (the “Parent Guarantor”) and The Bank of New York, as trustee (the “Trustee”).
W I T N E S S E T H
          WHEREAS, the BIBC, BMC, ABXFC, and the Parent Guarantor have heretofore executed and delivered to the Trustee an indenture (as amended, supplemented or otherwise modified, the “Indenture”), dated as of October 12, 2006 providing for the issuance of $400,000,000 aggregate principal amount of 5.75% Series A Barrick Copper Notes due 2016 (the “Series A Barrick Notes”) and $600,000,000 aggregate principal amount of 6.35% Series B Barrick Copper Notes due 2036 (the “Series B Barrick Notes,” and together with the Series A Barrick Notes, the “Securities”);
          WHEREAS, Section 1201 of the Indenture provides that under certain circumstances the New Joint Obligor shall execute and deliver to the Trustee a supplemental indenture pursuant to which the New Joint Obligor shall be liable on the Securities solely in respect of the principal amount of Obligation Transfer Amounts advanced to the New Joint Obligor on the Settlement Date(s) in respect of which it acts as Joint Obligor and any other amount payable thereon; and
          WHEREAS, pursuant to Section 1201 of the Indenture, the Trustee, BIBC, BMC, ABXFC, and the Parent Guarantor are authorized to execute and deliver this Supplemental Indenture.
          NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Joint Obligor, BIBC, BMC, ABXFC, the Parent Guarantor and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:
          1. DEFINED TERMS. Defined terms used herein without definition shall have the meanings assigned to them in the Indenture.
          2. AGREEMENT TO ACT AS A JOINT OBLIGOR. The New Joint Obligor hereby agrees to be liable on the Securities solely in respect of the principal amount of Obligation Transfer Amounts advanced to the New Joint Obligor on the Settlement Date(s) in respect of which it acts as Joint Obligor and any other amount payable thereon and to be bound by all other applicable provisions of the Indenture and the Notes and to perform all of the obligations and agreements of a Joint Obligor under the Indenture.
          3. NO RECOURSE AGAINST OTHERS. No past, present or future director, manager, officer, employee, incorporator, stockholder or member of BIBC, BMC, ABXFC, any other Joint Obligor or the Parent Guarantor, will have any liability for any obligations of BIBC, BMC, ABXFC, any other Joint Obligor or the Parent Guarantor under the Securities, the Indenture, the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting the Securities waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Securities. The waiver may not be effective to waive liabilities under the federal securities laws.
          4. NOTICES. All notices or other communications to the New Joint Obligor shall be given as provided in Section 105 of the Indenture.
          5. RATIFICATION OF INDENTURE; SUPPLEMENTAL INDENTURES PART OF INDENTURE. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby.
          6. GOVERNING LAW. THE INDENTURE, THE NOTES AND THE NOTE GUARANTEES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.
          7. COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.
          8. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.
          9. TRUSTEE MAKES NO REPRESENTATION. The recitals contained herein shall be taken as the statements of the Issuer and the Parent Guarantor, and the Trustee shall not assume any responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

          IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.
Dated:                     , 20

[NEW JOINT OBLIGOR]

By:
Name:
Title:

By:
Name:
Title:

BARRICK GOLD CORPORATION,
as Parent Guarantor

By:
Name:
Title:

By:

Name:
Title:

BARRICK INTERNATIONAL BANK CORP.,
as Issuer

By:
Name:
Title:

By:
Name:
Title:

BARRICK (HMC) MINING COMPANY
as Joint Obligor

By:
Name:
Title:

By:

Name:
Title:

ABX FINANCING COMPANY

By:
Name:
Title:

THE BANK OF NEW YORK
as Trustee

By:
Authorized Signatory

APPENDIX A
COPPER SWAP AGREEMENTS
          The Trustee has no responsibility and shall incur no liability on account of any the Copper Swap Agreements attached hereto.
Appendix A-1

APPENDIX B

	Series A		Series B
	Settlement	Series A	Settlement	Series B
Settlement Date*	Date Quantity	Fixed Price	Date Quantity	Fixed Price

16-Oct-06	1787.5	6800	2681.25	6800
31-Oct-06	1818.53	6809.35	2727.79	6809.35
30-Nov-06	1787.5	6800	2681.25	6800
31-Dec-06	1787.5	6800	2681.25	6800
31-Jan-07	1940	6800	2910	6800
28-Feb-07	1940	6800	2910	6800
31-Mar-07	1940	6800	2910	6800
30-Apr-07	1940	6800	2910	6800
31-May-07	1940	6800	2910	6800
30-Jun-07	1940	6800	2910	6800
31-Jul-07	1940	6800	2910	6800
31-Aug-07	1940	6800	2910	6800
30-Sep-07	1940	6800	2910	6800
31-Oct-07	1940	6800	2910	6800
30-Nov-07	1940	6800	2910	6800
31-Dec-07	1940	6800	2910	6800
31-Jan-08	1560	6800	2340	6800
29-Feb-08	1560	6800	2340	6800
31-Mar-08	1560	6800	2340	6800
30-Apr-08	1560	6800	2340	6800
31-May-08	1560	6800	2340	6800
30-Jun-08	1560	6800	2340	6800
31-Jul-08	1560	6800	2340	6800
31-Aug-08	1560	6800	2340	6800
30-Sep-08	1560	6800	2340	6800
31-Oct-08	1560	6800	2340	6800
30-Nov-08	1560	6800	2340	6800
31-Dec-08	1560	6800	2340	6800
31-Jan-09	1205	6800	1807.5	6800
28-Feb-09	1205	6800	1807.5	6800
31-Mar-09	1205	6800	1807.5	6800
30-Apr-09	1205	6800	1807.5	6800
31-May-09	1205	6800	1807.5	6800
30-Jun-09	1205	6800	1807.5	6800
31-Jul-09	1205	6800	1807.5	6800
31-Aug-09	1205	6800	1807.5	6800

*	Actual Settlement Dates are two Business Days after the dates set forth in this Column (other than October 16, 2006, which is a Settlement Date).
Appendix B-1